SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "Agreement") is made effective as of the 3pt day of March, 2017.

BETWEEN:

10094595 Canada Inc., a corporation incorporated under the laws of British Columbia, with its registered office at 1500 - 1199 West Hastings St., Vancouver, British Columbia V6E 3T5;

(the "Investor")

AND:

PHOTON PHARMACEUTICALS INC. a corporation incorporated under the laws of Canada, with its registered office at 2500 - 1100 Boulevard Rene Levesque, Montreal, Quebec H3B 5C9;

(the "Corporation", and together with the Investor, the "Parties", and each a "Party")

RECITALS:

A.

WHEREAS on June 17, 2016, the Corporation initiated proceedings under the Bankruptcy and Insolvency Act (Canada) (the "BIA") by filing a notice of intention to make a proposal pursuant to section 50.4 of the BIA and Raymond Chabot Inc. ("RCI") was appointed as Proposal Trustee (the "Trustee");

B.	AND WHEREAS the Corporation is insolvent and, in consequence thereof, sought application of the relevant provisions of the BIA;

C.

AND WHEREAS on September 14, 2016, RCI was appointed Interim Receiver (in such capacity, the "Interim Receiver") with the power to, among other things, solicit one or several potential buyers of all or any part of the Corporation's property, and solicit one or several potential investors in the share capital of the Corporation;

D.	AND WHEREAS the Corporation submitted a proposal to the Corporation's creditors on November 25, 2016 (the "Initial Proposal");

E.

AND WHEREAS at a general meeting of creditors held on November 25, 2016, the Corporation's creditors instructed RCI to adjourn the general meeting of creditors to December 8, 2016, to allow for further submission of bids in respect of the Corporation;

F.	AND WHEREAS a deadline of 5:00 p.m . on December 6, 2016 was set by RCI for the submission of bids in respect of the Corporation;

G.	AND WHEREAS Aurora Cannabis Inc . ("Aurora") was the only party that submitted a bid by 5:00 p.m. on December 6, 2016;

H.	AND WHEREAS the Investor is a wholly owned subsidiary of Aurora;

I.

AND WHEREAS the general meeting of creditors held on December 8, 2016 was adjourned to allow for an exclusive period of negotiations between the Trustee and Aurora, with the input of the Corporation's creditors;

J.

AND WHEREAS at the general meeting of creditors held on December 16, 2016, RCI was asked by the Required Majority (as defined herein) to seek an order authorizing an expansion of the Interim Receiver's powers to, among other things, enter into the Term Sheet (as defined herein) with the Investor which sets out the principal terms of the transactions contemplated by the Initial Proposal;

K.

AND WHEREAS an order by the Court (as defined herein) was rendered on December 20, 2016 (the "Expanded Powers Order"), authorizing the Interim Receiver to execute the Term Sheet and implement the transactions contemplated therein and authorized the filing of the re - amended proposal and plan of reorganization (the "Amended Proposal");

L.	AND WHEREAS the general meeting of creditors on January 19, 2017 was adjourned;

M .	AND WHEREAS the Amended Proposal and Reorganization (as defined herein) were approved at the general meeting of creditors on January 26, 2017 by the Required Majority;

N.

AND WHEREAS on February 1, 2017, Aurora amended the terms of the Amended Proposal to further benefit the Corporation's creditors (the "Re-Amended Proposal") and the Trustee sent the Re-Amended Proposal to the Corporation's creditors, a copy of which is attached hereto as Schedule "A";

0.	AND WHEREAS the Re -Amended Proposal was approved by the Court by order dated March 29, 2017 (the "Approval Order"), which is attached hereto as Schedule "B";

P.

AND WHEREAS pursuant to the Re -Amended Proposal, the Corporation shall effect a reorganization (the "Reorganization") pursuant to the statutory procedure set out in Section 191 of the Canada Business Corporations Act (the "CBCA") whereby, amongst other things, all Existing Securities (as defined herein) of the Corporation shall be cancelled and extinguished, the details of which are more particularly set out in Schedule "A";

Q.

AND WHEREAS pursuant to the Re -Amended Proposal, the Investor wishes to purchase and the Corporation wishes to sell all of the common shares of the Corporation, being 100 common shares to be issued in connection with the Reorganization (the "New Common Shares"), with the New Common Shares being the only securities of the Corporation outstanding as of the date thereof;

R.	AND WHEREAS pursuant to the Re-Amended Proposal, the Interim Receiver has the necessary power and authority to enter into this Agreement;

S.

AND WHEREAS pursuant to the Re -Amended Proposal, in consideration for the New Common Shares, the Investor shall pay a purchase price for the New Common Shares (the "Issue Price") that is equal to the Investment Pool (as defined herein);

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

"Agreement" means this subscription agreement (including any schedules hereto) and any instrument amending this Agreement; "hereof", "hereto", "hereunder", "herein" and similar expressions mean and refer to this Agreement and not to a particular Article or Section; and the expression "Article" or "Section" followed by a number means and refers to the specified Article or Section of this Agreement;

"Approval Order" has the meaning attributed thereto in the Recitals to this Agreement;

"Articles of Reorganization" means the Articles of Reorganization in respect of the Corporation in accordance with Section 191(4) of the CBCA (as well as Sections 59(4) and 66(1.4) of the BIA, to the extent applicable) giving effect to the proposed reorganization of the Corporation, t~gether with such deletions, additions or modifications as the Interim Receiver may make thereto and therefrom at any time prior to the Approval Order, with the consent of the Investor;

"Aurora Shares" means common shares in the capital of Aurora;

"Aurora Share Component" means Aurora Shares having a value equal to $7,000,000 or such lesser amount as directed by the Trustee pursuant to the Trustee's review of the cash election forms, calculated in each case using the lower of (a) the closing price of the Aurora Shares on January 20, 2017, less a 10% discount and (b) the closing price of the Aurora Shares on February 14, 2017, less a 10% discount, which Aurora Shares are to be contributed to the Investment Pool, which shall, in the aggregate, not exceed $7,000,000;

"BIA" has the meaning attributed thereto in the Recitals to this Agreement;

"Business Day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario and Montreal, Quebec are not open for business.

"Cash Component" means the balance of the Investment Pool Cash Account, which consists of the Cash Contribution, the Deposit and the Professional Fee Surplus;

"Cash Contribution" means such amount in cash as the Trustee may instruct pursuant to the Trustee's review of the cash election forms, provided however that the Cash Contribution shall not, under any circumstances, exceed $7, 000,000 (inclusive of the Deposit) in cash to be contributed by the Investor to the Investment Pool and held by the Trustee in the Investment Pool Cash Account;

"CBCA" has the meaning ascribed thereto in the Recitals to this Agreement;

"Claim" means: (i) a claim provable in bankruptcy against the Corporation or the Directors and includes any indebtedness, liability, action, cause of action, suit, debt, due, account, bond, covenant, contract, counterclaim, demand, claim, right and obligation of any nature whatsoever of the Corporation to any person, whether liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known or unknown, by guarantee, by surety or otherwise and whether or not such right is executory in nature, including, without limitation, the right or ability of any person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action whether existing at present or commenced in the future based in whole or in part on facts which existed prior to or at the Filing Date and, in respect of a claim against the Directors, that relates to obligations of the Corporation where the Directors are by law liable in their capacity as Directors for the payment of such obligations; and (ii) any claim for or resulting from the disclaimer, resiliation, repudiation, termination or restructuring by the Corporation of a contract, lease or other obligation or agreement, including any employment agreement, following the Filing Date and prior to Approval of the Re-Amended Proposal;

"Closing" means the delivery and sale of the New Common Shares and payment of the Issue Price pursuant to this Agreement;

"Closing Date" means March 31, 2017 or such other date or time as the Corporation, Trustee and Investor may mutually agree, acting reasonably;

"Closing Time" means 10:00 am (Eastern Standard Time) on the Closing Date;

"Corporation" means Peloton Pharmaceuticals Inc. and includes any successor corporation to or of the Corporation.

"Court" means the Quebec Superior Court (Commercial Division);

"Deposit" means $150,000, which was provided by, or on behalf of, the Investor to the Trustee as a deposit in respect of the Issue Price;

"Director" has the meaning given to it in the BIA;

"Existing Securities" means all issued and outstanding shares, options, warrants, convertible securities, exchangeable securities and any other rights to acquire any securities, in respect of the Corporation immediately prior to the Reorganization;

"Expanded Powers Order" has the meaning attributed thereto in the Recitals to this Agreement;

"Filing Date" means June 17, 2016;

"Implementation Certificate" has the meaning attributed thereto in Section 3.2(j) of this Agreement;

"Implementation Date" means such date that is two (2) Business Days following the Closing Date;

"Initial Proposal" has the meaning attributed thereto in the Recitals to this Agreement;

"Interim Receiver" has the meaning attributed thereto in the Recitals to this Agreement;

"Investment Pool Cash Account" means a segregated, interest-bearing trust account established by the Trustee;

"Investment Pool" means the total investment amount equal to the aggregate of the Cash Component and the Aurora Share Component to be funded by the Investor pursuant to the terms of the Re-Amended Proposal;

"Issue Price" has the meaning attributed thereto in the Recitals to this Agreement;

"New Common Shares" has the meaning attributed thereto in the Recitals to this Agreement;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators (in Quebec, Regulation 45-106 respecting Prospectus Exemptions);

"person" means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning.

"Professional Fee Contribution" means $500,000 in cash to be delivered to the Trustee prior to or on the Implementation Date;

"Professional Fee Surplus" means the amount, if any, by which the Professional Fee Contribution exceeds the Administrative Fees and Expenses (as defined in the Re-Amended Proposal), which shall be contributed to the Investment Pool Cash Account by the Trustee;

"Proven Claim" means in respect of a creditor, the amount of a Claim as finally determined in accordance with the provisions of the BIA;

"RCI" has the meaning attributed thereto in the Recitals to this Agreement;

"Re-Amended Proposal" has the meaning attributed thereto in the Recitals to this Agreement;

"Reorganization" has the meaning attributed thereto in the Recitals to this Agreement;

"Required Majority" means an affirmative vote of a majority in number and two-thirds in value of all Proven Claims in the Unsecured Creditor Class entitled to vote, who are present and voting at the Creditors' Meeting (whether in person, by proxy or by voting letter) (as such terms are defined in the Re-Amended Proposal) in accordance with the voting procedures established by the Re-Amended Proposal and the BIA;

"Securities Laws" means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the provinces of Canada, the applicable policy statements issued by the securities regulators in each of the provinces and territories of Canada.

"Term Sheet" means the term sheet entered into by the Interim Receiver (pursuant to the Expanded Powers Order) and Aurora dated January 25, 2017 and attached hereto as part of Schedule "A";

"Trustee" has the meaning attributed thereto in the Recitals to this Subscription Agreement;

"TSX-V" means the TSX Venture Exchange; and

"Unsecured Creditor Class" means the class of creditors comprised of Unsecured Creditors.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3	Currency

Unless otherwise specified, all dollar amounts in this Agreement, including the symbol "$", are expressed in Canadian dollars.

1.4	Subdivisions, Headings and Table of Contents

The division of this Agreement into Articles, Sections, Schedules and other subdivisions, the inclusion of headings and the provision of a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Agreement.

ARTICLE 2
SUBSCRIPTION FOR NEW COMMON SHARES

2.1	Subscription for New Common Shares

The Investor hereby confirms its subscription for and offer to purchase the New Common Shares from the Corporation, on and subject to the terms and conditions set out in this Agreement, for the Issue Price, subject to Article 3 hereto.

2.2	Payment of the Issue Price

The Issue Price, in the aggregate amount of $7,000,000, subject to post-closing adjustments, shall be paid and satisfied by the Investor on or before the Implementation Date as follows:

(a)	the Cash Contribution shall be delivered by wire transfer or certified cheque to the direction of the Trustee, on behalf and for the benefit of the Corporation's creditors;

(b)	the Trustee shall transfer, or otherwise contribute, to the Investment Pool Cash Account on behalf of the Investor an amount equal to the Deposit; and

(c)

the Aurora Share Component shall be delivered by Aurora on behalf of the Investor to the Corporation's creditors in accordance with the registration and delivery instructions provided to the Investor pursuant to the Trustee's review of the cash election forms.

If the purchase and sale of the New Common Shares do not proceed for any reason, the Issue Price, without interest or deduction, will be returned to the Investor within five Business Days.

ARTICLE 3
CLOSING

3.1	Conditions of Closing in favour of the Corporation

The Investor acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Investor contained in this Agreement as of the date of this Agreement, and as of the Closing Time as if made at and as of the Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the Closing Time:

(a)	all of the covenants and obligations of this Agreement have been complied with or performed by the Investor at or before the Closing Date;

(b)

the TSX-V (or such other recognized Canadian exchange that the common shares of Aurora may be trading on at such time) has conditionally approved the issuance of the Aurora Shares comprising the Aurora Share Component that are to be contributed by Aurora on behalf of the Investor to the Investment Pool; and

(c)	the issuance of the Aurora Shares comprising the Aurora Share Component being exempt from the prospectus requirement of the Securities Laws pursuant to subsection 2.11 of Nl -45 -106.

3.2	Conditions of Closing in favour of the Investor

The Corporation acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Investor contained in this Agreement as of the date of this Agreement, and as of the Closing Time as if made at and as of the Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the Closing Time:

(a)

the Corporation has properly completed, signed and delivered all other documentation as may be required pursuant to the terms of this Subscription Agreement including any other documentation required under the Securities Laws or other securities laws or with any securities commission, securities regulatory authority, stock exchange or other governmental or regulatory authority;

(b)	the Approval Order, in form and substance satisfactory to the Investor acting reasonably, has been issued, has not been stayed and no appeal therefrom is outstanding;

(c)

the TSX-V (or such other recognized Canadian exchange that the common shares of the Investor may be trading on at such time) has conditionally approved the issuance of the Aurora Shares comprising the Aurora Share Component that are to be contributed by Aurora on behalf of the Investor to the Investment Pool;

(d)

there shall not be in effect any preliminary or final decision, order or decree by a governmental authority, no application shall have been made to any governmental authority, and no action or investigation shall have been announced, threatened or commenced by any governmental authority, in consequence of or in connection with the Re -Amended Proposal that restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or inhibit), the Re-Amended Proposal or any part thereof or requires or purports to require a variation of the Re-Amended Proposal;

(e)

the Articles of Reorganization, in form and substance satisfactory to the Investor, effecting the Reorganization in accordance with the Re-Amended Proposal have been filed in accordance with the Approval Order;

(f)	at the election of the Investor, all employment agreements of the Corporation's employees have been terminated;

(g)	no debtor in possession or interim financing has been made available to the Corporation without the consent of the Investor, not to be unreasonably withheld;

(h)	the Corporation has no subsidiaries (as such term is used in the CBCA);

(i)

all other actions, documents and agreements necessary to implement the Re -Amended Proposal have been effected and executed, in each case, in form and substance satisfactory to the Investor, acting reasonably;

(j)

the Investor shall have delivered a certificate to the Trustee that the conditions precedent to the implementation of the Re-Amended Proposal have been satisfied or waived (the "Implementation Certificate"); and

(k)	all of the covenants and obligations of this Subscription Agreement have been complied with or performed by the Corporation (or waived by the Investor) at or before the Closing Date.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

4.1	Representations and Warranties of the Corporation

The Interim Receiver, solely in its capacity as Interim Receiver and not in its personal capacity, hereby represents and warrants to the Investor on behalf of the Corporation (and acknowledges that the Investor is relying thereon) that:

(a)

the Corporation is a validly subsisting corporation incorporated under t he laws of Canada, is in good standing under applicable corporate law, has the requisite corporate power and capacity to carry on its business as now carried on and to own its assets, and the Interim Receiver, on behalf of the Corporation, has full corporate power and authority to perform each of its obligations as herein contemplated;

(b)

the Interim Receiver, on behalf of the Corporation, has the full corporate right, power and authority to execute and deliver this Agreement pursuant to the Expanded Powers Order, and the Corporation may issue the New Common Shares to the Investor pursuant to the Approval Order;

(c)

this Agreement, when accepted by the Interim Receiver on behalf of the Corporation, will constitute a legal, valid and binding obligation of the Corporation enforceable in accordance with its terms pursuant to the Expanded Powers Order and the Approval Order;

(d)	the Issue Price will be used by the Trustee, in accordance with the Re-Amended Proposal;

(e)

to the knowledge of the Interim Receiver, after reasonable enquiry, since the date of the Approval Order, there has not been any change in the assets, liabilities, financial condition or operating results of the Corporation that has, individually or in the aggregate, a material adverse effect on the Corporation;

(f)

to the knowledge of the Interim Receiver, after reasonable enquiry, since the date of the Approval Order, there has not been any change in the Corporation's application to Health Canada to become a "Licensed Producer" pursuant to the Access to Cannabis for Medical Purposes Regulations;

(g)	it acknowledges that:

(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Aurora Shares comprising the Aurora Share Component;

(ii)	there is no government or other insurance covering the Aurora Share Component;

(iii)	there are risks associated with the purchase of the Aurora Share Component; and

(iv)

the Investor has advised the Corporation that the Investor is relying on an exemption from the requirements to prepare and provide the Corporation with a prospectus, and as a consequence of acquiring the Aurora Shares comprising the Aurora Share Component pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (Ontario) and other applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Corporation;

(h)

the authorized capital of the Corporation consists of the New Common Shares. As of the date hereof, the Corporation has not agreed to issue any securities of the Corporation to any person, and no person has any pre-emptive rights to acquire securities of the Corporation; and

(i)	the New Common Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and non-assessable.

ARTICLE 5
ACKNOWLEDGEMENTS, COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

5.1	Acknowledgements, Representations, Warranties and Covenants of the Investor

The Investor hereby represents and warrants to, and covenants with, the Corporation as follows as at the date hereof and as at the Closing Time and acknowledges that the Corporation and the Trustee, and their counsels, are relying on such representations and warranties in connection with the transactions contemplated herein:

(a)

the Investor has the full corporate right, power and authority to execute and deliver this Agreement and shall cause Aurora to issue, sell and deliver the Aurora Shares comprising the Aurora Share Component;

(b)

this Agreement has been or at the Closing Time will be duly and validly authorized, executed and delivered by, and constitutes a legal, valid, binding and enforceable obligation of the Investor, enforceable against the Investor in accordance with its terms and will not violate or conflict with the terms of any restriction, agreement or undertaking respecting purchases of securities by the Investor;

(c)

the Investor shall cause Aurora to use its commercially reasonable best efforts to maintain its status as a "reporting issuer" in the jurisdictions in which it is currently a reporting issuer, not in default of any requirement of the Securities Laws thereof, for a period of at least six (6) months after the Closing Date;

(d)

for a period of a least six (6) months after the Closing Date, the Investor shall cause Aurora to use its commercially reasonable best efforts to remain a corporation validly subsisting under the laws of its jurisdiction of incorporation, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction;

(e)

the Investor shall cause Aurora to use its commercially reasonable best efforts to maintain the listing on the TSX-V of the class of shares of which the Aurora Shares form a part for a period of at least six (6) months after the Closing Date except to the extent that such shares are approved for listing on the Toronto Stock Exchange, which shall not be deemed to be a breach hereof;

(f)

the Investor represents and warrants that (i) the Investor is purchasing the New Common Shares pursuant to the "private issuer" exemption provided for under NI 45 - 106, and (ii) the Investor is purchasing the New Common Shares as an accredited investor, as defined in subparagraph (m) of the definition of "accredited investor" of NI 45 -106;

(g)

the issuance of the Aurora Shares comprising the Aurora Share Component will be exempt from the requirements to prepare and deliver a prospectus to the Corporation pursuant to subsection 2.11 of NI 45 -106 and as such, the Aurora Shares comprising the Aurora Share Component will not be subject to any restriction on resale under the Securities Laws, subject to compliance with the conditions set out in subsection 2.6(3) of National Instrument 45 -102 - Resale of Securities (in Quebec, Regulation 45-102 respecting Resale ofSecurities); and

(h)

the Aurora Shares comprising the Aurora Share Component, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement (including terms set forth in any schedule hereto), will be validly issued, fully paid and non -assessable.

5.2	Reliance on Representations, Warranties, Covenants and Acknowledgements

The Investor acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Investor in this Agreement are made with the intention that they may be relied upon by the Corporation in determining the Investor's eligibility to purchase the New Common Shares under the Securities Laws. The Investor further agrees that by accepting the New Common Shares, the Investor shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the Closing Time with the same force and effect as if they had been made by the Investor at the Closing Time and that they shall survive the purchase by the Investor of the New Common Shares and shall continue in full force and effect for a period of two years from Closing notwithstanding any subsequent disposition by the Investor of any of such New Common Shares.

The Corporation agrees that by accepting the subscription of the Investor hereunder, the Corporation shall be representing and warranting that the representations and warranties made by the Corporation in this Agreement are true as at the Closing Time with the same force and effect as if they had been made by the Corporation at the Closing Time and that they shall survive the Closing and shall continue in full force and effect for a period of twenty-four (24) months from Closing (other than the representations and warranties made by the Corporation at Sections 4.l(a), 4.l(b),4.l(c),4.l(h) and 4.l(i) which shall survive the Closing and shall continue in full force and effect for an indefinite period).

ARTICLE 6
MISCELLANEOUS

6.1	Further Assurances

Each of the Parties hereto upon the request of the other Party hereto, whether before or after the Closing Time, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

6.2	Notices

(a)

Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted via email to such party, as follows:

(i)	in the case of the Corporation, to:

PHOTON PHARMACEUTICALS INC.
2500 - 1100 Boulevard Rene -Levesque Blvd.
Montreal, Quebec H3B 5C9
	Attention:	Jean Gagnon
	Email:	gagnon.jean@rcgt.com

(ii)	If to the Trustee:

RAYMOND CHABOT INC.
600 de la Guichetiere Street West
Suite 2000
Montreal, Quebec H3B 4L8

	Attention:	Jean Gagnon
	Email:	gagnon.jean@rcgt.com

With a copy to

DAVIES WARD PHILLIPS & VINEBERG LLP
1501, av. McGill College avenue
Suite 2800
Montreal, Quebec H3A 3N9

	Attention:	Denis Ferland
	Email:	dferland@dwpv.com

(iii)	If to the Investor:

AURORA CANNABIS INC.
12613 - 134 Avenue
Edmonton, Alberta T5L 4S9

	Attention:	Terry Booth
	Email:	terry@auroramj.com

With a copy to

BENNETT JONES LLP
100 King Street West, Suite 3400
Toronto, Ontario M5X 1A4

Attention:	Gavin Finlayson and Hugo Alves
Email:	finlaysong@bennettjones .com; alvesh@bennettjones.com

(b)

Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by email, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission .

(c)	Any party hereto may change its address for service from time to time by notice given to each of the other parties hereto in accordance with the foregoing provisions.

6.3	Time of the Essence

Time shall be of the essence of this Agreement and every part hereof.

6.4	Applicable Law

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the province of Ontario and the laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the province of Ontario and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such province.

6.5	Entire Agreement

This Agreement, including the Schedules hereto, constitutes the entire agreement between the parties with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Agreement or in any such agreement, certificate, affidavit, statutory declaration or other document as aforesaid. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

6.6	Counterparts

This Subscription Agreement may be executed and delivered (by original, facsimile or other electronic transmission) in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Agreement.

6.7	Assignment

This Subscription Agreement may not be assigned by either Party except with the prior written consent of the other Party hereto.

6.8	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, estate trustees, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

RAYMOND CHABOT INC., solely in its capacity
as Interim Receiver of

PHOTON PHARMACEUTICALS INC.

10094595 CANADA INC.

Per: __________________________________
Name:
Title:

CORPORATE GUARANTEE

In consideration of the Corporation entering into this Agreement with the Investor and other good and valuable consideration, the receipt of which is hereby acknowledged by the undersigned, the undersigned guarantees payment and performance by the Investor of all the terms and conditions of this Agreement.

AURORA CANNABIS INC.

Per: ____________________________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

RAYMOND CHABOT INC., solely in its capacity
as Interim Receiver of

PELOTON PHARMACEUTICALS INC.

Per: ___________________________________
Name:
Title:

10094595 CANADA INC.

CORPORATE GUARANTEE

In consideration of the Corporation entering into this Agreement with the Investor and other good and valuable consideration, the receipt of which is hereby acknowledged by the undersigned, the undersigned guarantees payment and performance by the Investor of all the terms and conditions of this Agreement.

AURORA CANNABIS INC.

SCHEDULE "A"
RE-AMENDED PROPOSAL

Please see attached.

CANADA	SUPERIOR COURT
(Commercial Division)
PROVINCE OF QUEBEC
DIVISION NO.: 01-MONTREAL	IN THE MATTER OF THE PROPOSAL
COURT NO: 500-11-049170-158	OF:
FILE NO.: 41-2135897
OFFICE NO.: 300085-001	PELOTON PHARMACEUTICALS INC.
SUPERINTENDENT'S NO.: 41-1393380

RE-RE-RE-AMENDED PROPOSAL AND PLAN OF REORGANIZATION

(sponsored by Aurora Cannabis Inc. and Pursuant to Expanded Powers Order)

WHEREAS on June 17, 2016, Peloton Pharmaceuticals Inc. (the "Company") initiated proceedings under the Bankruptcy and Insolvency Act (Canada) (the "BIA") by filing a notice of intention to make a proposal pursuant to section 50.4 of the BIA and Raymond Chabot Inc. ("RCI") was appointed as Proposal Trustee (the "Trustee");

AND WHEREAS the Company is insolvent and, in consequence thereof, has sought application of the relevant provisions of the BIA;

AND WHEREAS on September 14, 2016, RCI was appointed Interim Receiver (in such capacity, the "Interim Receiver") with the power to, among other things, solicit one or several potential buyers of all or any part of the Company's property, and solicit one or several potential investors in the share capital of the Company;

AND WHEREAS the Company submitted a proposal to the Company's creditors on November 25, 2016;

AND WHEREAS at a general meeting of creditors held on November 25, 2016, the Company's creditors instructed RCI to adjourn the general meeting of creditors to December 8, 2016, to allow for further submission of bids in respect of the Company;

AND WHEREAS a deadline of 5:00 p.m. on December 6, 2016 was set by RCI for the submission of bids in respect of the Company (the "Bid Deadline");

AND WHEREAS the Investor (as defined herein) was the only party that submitted a bid by the Bid Deadline;

AND WHEREAS the general meeting of creditors held on December 8, 2016 was adjourned to allow for an exclusive period of negotiations between the Trustee and the Investor, with the input of the Company's creditors;

AND WHEREAS at the general meeting of creditors held on Friday, December 16, 2016, RCI was asked by the Required Majority (as defined herein) of the Company's creditors to seek an order authorizing an expansion ofthe Interim Receiver's powers to, among other things, enter into the Term Sheet (as defined herein) with the Investor which sets out the principal terms of the transactions contemplated by this proposal;

AND WHEREAS the Expanded Powers Order (as defined herein) was rendered on December 20, 2016, authorizing the Interim Receiver to, among other things, execute the Term Sheet, implement the transaction contemplated therein and authorized the filing of an amended Proposal;

AND WHEREAS pursuant to the Expanded Powers Order the Interim Receiver filed a proposal with the Official Receiver on behalf of the Company and convened a general meeting of creditors to vote on the proposal held on January 19, 2017;

AND WHEREAS as a result of the Expanded Powers Order, the Interim Receiver presented a proposal, on behalf of the Company, during the general meeting of creditors held on January 19, 2017;

AND WHEREAS the meeting of creditors held on January 19, 2017 was adjourned to January 26, 2017;

NOW THEREFORE as a result of the Expanded Powers Order, the Interim Receiver hereby submits, on behalf of the Company, the following proposal under Part III, Division I of the BIA and a plan of reorganization under section 191 of the Canada Business Corporations Act ("CBCA"), and sections 59(4) and 66(1.4) of the BIA, to the Company's creditors (the "Proposal").

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Proposal, unless otherwise stated or the context should otherwise require, the capitalized terms and phrases used but not defined herein have the following meanings:

(a)

"Administrative Fees and Expenses" means the fees, expenses and disbursements incurred by or on behalf of the Trustee, the Interim Receiver, and the solicitors for the Trustee and the Interim Receiver, and the reasonable post-filing fees, expenses and disbursements ofthe solicitors ofthe Company incurred to December 16, 2016, and any reasonable post-filing fees, expenses and disbursements of the solicitors of the Company incurred thereafter in assistance of this Proposal, the Approval Order and consummation of the transactions contemplated herein (in respect of the fees, expenses and disbursements of the solicitors to the Company, to a maximum of $175,000). For greater ce1iainty the fees, expenses and disbursements of counsel or consultants to the existing directors, management and/or Existing Shareholders of the Company incurred after December 16, 2016 in connection with any proposals or steps taken not in assistance of this Proposal, the Approval Order and consummation of the transactions contemplated herein shall not form part of the Administrative Fees and Expenses;

(b)	"Affected Claims" means all Claims, including Post-Filing Claims, other than the Unaffected Claims;

(c)	"Affected Creditors" means all Persons having Affected Claims;

(d)

"Approval Order" means an order of the Court approving this Proposal, which order shall include provisions permitted by section 191 of the CBCA and sections 59(4) and 66(1.4) of the BIA as may be necessary or appropriate to give effect to this Proposal, including those described in Section 4.1 of this Proposal as it may be amended or restated from time to time;

(e)

"Articles of Reorganization" means the Articles of Reorganization in respect of the Company in accordance with section 191 (4) of the CBCA (as well as sections 59(4) and 66(1.4) ofthe BIA, to the extent applicable) giving effect to the proposed reorganization of the Company, together with such deletions, additions or modifications as the Interim Receiver may make thereto and therefrom at any time prior to the Approval, with the consent of the Investor. The Articles of Reorganization shall form part of the Reorganization;

(f)	"BIA" has the meaning given to it in the recitals;

(g)	"BIA Proceeding" means the proceeding commenced by the Company under the BIA on the Filing Date;

(h)	"Bid Deadline" has the meaning given to it in the recitals;

(i)	"Business Day" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Montreal;

(j)	"CBCA" has the meaning given to it in the recitals;

(k)	"Cash Component" has the meaning given to it in Section 8.1 of this Proposal;

(1)	"Cash Contribution" has the meaning given to it in Section 8.1 of this Proposal;

(m)	"Cash Election Deadline" means February 17, 2017;

(n)	"Cash Election Form" means the form attached as Schedule "B" to this Proposal;

(o)	"Certificate" means the certificate ofamendment issued by the Director (as defined in the CBCA) upon receipt of the Articles of Reorganization;

(p)	"Claim" means:

(i)

a claim provable in bankruptcy against the Company or the Directors and includes any indebtedness, liability, action, cause of action, suit, debt, due, account, bond, covenant, contract, counterclaim, demand, claim, right and obligation of any nature whatsoever ofthe Company to any Person, whether liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known or unknown, by guarantee, by surety or otherwise and whether or not such right is executory in nature, including, without limitation, the right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action whether existing at present or commenced in the future based in whole or in part on facts which existed prior to or at the Filing Date and, in respect of a claim against the Directors, that relates to obligations ofthe Company where the Directors are by law liable in their capacity as Directors for the payment of such obligations;

(ii)

any claim for or resulting from the disclaimer, resiliation, repudiation, termination or restructuring by the Company of a contract, lease or other obligation or agreement, including any employment agreement, entered into by the Company in the normal course of business, following the Filing Date and prior to Approval of this Proposal; and

(iii)	any Post-Filing Claim;

(q)	"Closing Date" means no later than March 31, 2017;

(r)	"Company" means Peloton Pharmaceuticals Inc., incorporated under the CBCA;

(s)	"Convenience Distribution" has the meaning given to it in Section 5.2 of this Proposal;

(t)	"Court" means the Quebec Superior Court for the District of Montreal, sitting as both:

(i)	the "court" as envisaged and defined in section 2(1) ofthe BIA and includes any Justice thereof or, if applicable, the Registrar or any Deputy Registrar thereof; and

(ii)	the "court" as envisaged in section 191 of the CBCA and includes any Justice thereof;

(u)	"Court Approval Date" means the date on which the Court issues the Approval Order;

(v)	"Creditors' Meeting" means the meeting of Unsecured Creditors to be held on or before January 27, 2017, for the purpose of considering and voting upon this Proposal;

(w)

"Crown Claims" means all amounts owing to Canada Revenue Agency that could be subject to a demand under subsection 224(1.2) of the Income Tax Act or under any substantially similar provision of provincial legislation as at the Filing Date;

(x)	"Deposit" has the meaning given to it in Section 8.1 of this Proposal;

(y)	"Depository" has the meaning given to it in Section 8.2 of this Proposal;

(z)	"Director" has the meaning given to it in the BIA;

(aa)	"Effective Time" means the date on which this Proposal 1s approved by the Required Majority;

(bb)	"Equity Claims" means any claim constituting an equity claim under section 2 of the BIA;

(cc)	"Excess Administrative Fees and Expenses" has the meaning given to it in Section 9.3;

(dd)	"Existing Common Shares" means all of the issued and outstanding shares in the capital of the Company;

(ee)	"Existing Securities" means all issued and outstanding options, warrants, convertible securities, exchangeable securities and any other rights to acquire any securities, in respect of the Company;

(ff)	"Existing Shareholders" means, collectively, holders of the Existing Common Shares and the Existing Securities immediately prior to the Effective Time;

(gg)

"Expanded Powers Order" means an order executory notwithstanding appeal that has not been stayed and no appeal therefrom is outstanding, which Expanded Power Order shall, inter alia, expand the powers ofthe Interim Receiver and authorize the Interim Receiver to:

(i)	enter into the Term Sheet;

(ii)	file this Proposal with the Official Receiver;

(iii)	subject to this Proposal being approved pursuant to Section 3.7 hereof, undertake any steps required to obtain approval of the Proposal on behalf of the Company; and

·(iv)	exercise such power and control over the Company as is necessary to complete the transactions contemplated by the Term Sheet and this· Proposal.

(hh)	"Filing Date" means June 17, 2016, the date on which the Company filed a Notice of Intention to Make a Proposal with the Official Receiver in accordance with the BIA;

(ii)	"Fractional Interests" has the meaning given to such term in Section 9.11 of this Proposal;

Gj)

"Governmental Authority" means any governmental, regulatory or administrative authority, department, agency, commission, board, panel, tribunal, Crown corporation, Crown ministry or court or other law, rule or regulation-making or enforcing entity having or purporting to have jurisdiction on behalf of any nation, or province, territory or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(kk)	"Implementation" means the completion and implementation of the transactions contemplated to take place on the Implementation Date under this Proposal;

(11)	"Implementation Certificate" has the meaning given to it in Subsection 6.2(m) of this Proposal;

(mm)	"Implementation Date" means such date that is two (2) Business Days following the Closing Date;

(nn)	"including" means "including, without limitation", and "includes" means "includes without limitation";

(oo)	"Interim Receiver" has the meaning given to it in the recitals;

(pp)	"Investment Pool" means the total investment amount equal to the Cash Component and the Investor Shares Component to be funded by the Investor pursuant to the terms of this Proposal;

(qq)	"Investment Pool Cash Account" has the meaning given to it in Subsection 8.1 of this Proposal;

(rr)	"Investor" means Aurora Cannabis Inc. or its designee;

(ss)

"Investor Shares" means the common shares of the Investor at, the lower of: (a) the closing price of such shares on January 20, 2017 on the TSX Venture Exchange discounted by ten percent (10%) from such closing price, and (b) the closing price of such shares on February 14, 2017 on the TSX Venture Exchange discounted by ten percent (10%) from such closing price;

(tt)	"Investor Shares Component" has the meaning given to it in Section 8.2 of this Proposal;

(uu)	"Investor Share Transmittal Form" means the form attached as Schedule "C" to this Proposal;

(vv)

"New Common Shares" means the common shares of the Company to be issued pursuant to Section 4.1 ofthis Proposal having the rights, privileges and restrictions set forth in the Articles of Reorganization;

(ww)	"Official Receiver" means the officer appointed pursuant to subsection 12(2) of the BIA in the City of Montreal, Quebec, to perform the duties and responsibilities more fully set out in the BIA.

(xx)

"Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, any Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity;

(yy)

"Post-Filing Claim" means the claim of any Person against the Company that arose from the provision of authorized goods and services provided or otherwise incurred on or after the Filing Date in the normal course ofbusiness, through to and including the Implementation Date. For greater certainty, any amounts, fees, expenses, or disbursements that arose from the provision of goods or services to the existing directors, management and/or Existing Shareholders ofthe Company in connection with any proposals or steps taken not in assistance of this Proposal, the Approval Order and consummation of the transactions contemplated herein, shall not form a Post-Filing Claim;

(zz)	"Post-Filing Creditor" means any creditor with a Post-Filing Claim to the extent of its Post-Filing Claim;

(aaa)	"Preferred Claims" means any claims that are entitled to be paid in priority to other Claims as provided under Section 136 of the BIA;

(bbb)	"Preferred Creditors" means those creditors of the Company whose claims are entitled to be paid in priority to the Claims ofother Unsecured Creditors as provided under section 136 of the BIA;

(ccc)	"Professional Fee Contribution" has the meaning given to it in Section 7.1;

(ddd)	"Professional Fee Pool" means the pool of funds described in Section 7.1 comprising of the Professional Fee Contribution;

(eee)	"Professional Fee Surplus" has the meaning given to it in Section 7.1;

(fff)

"Proposal" means this Proposal made pursuant to the BIA and CBCA, as further amended or supplemented from time to time by the Company, in consultation with the Trustee, and with the consent of the Investor;

(ggg)	"Proven Claim" means in respect of a creditor, the amount of a Claim as finally determined in accordance with the provisions of the BIA;

(hhh)	"Proven Creditor" means a creditor holding a Proven Claim to the extent of its Proven Claim;

(iii)	"RCI" has the meaning given to it in the recitals;

(jjj)

"Reorganization" has the meaning set out in Article 4 hereof and, in particular, to redeem or otherwise cancel all the Existing Common Shares and issue the New Common Shares to the Investor who will own all New Common Shares of the Company on the Implementation Date;

(kkk)

"Required Majority" means an affirmative vote of a majority in number and two- thirds in value of all Proven Claims in the Unsecured Creditor Class entitled to vote, who are present and voting at the Creditors' Meeting (whether in person, by proxy or by voting letter) in accordance with the voting procedures established by this Proposal and the BIA;

(111)	"Subscription Agreement" means an agreement or agreements documenting the terms and conditions of the strategic investment by the Investor in the Company;

(mmm)	"Superintendent's Levy" means the levy payable to the Superintendent of Bankruptcy pursuant to section 60(4) and section 147 of the BIA;

(nnn)	"Term Sheet" means the term sheet entered into by the Interim Receiver (pursuant to the Expanded Powers Order) and the Investor dated December 20, 2016;

(ooo)	"Trustee" means Raymond Chabot Inc. or its duly appointed successor;

(ppp)	"Trustee's Website" means the following website: www.raymondchabot.com;

(qqq)	"Unaffected Claim" means:

(i)	any Claim in respect of Administrative Fees and Expenses; and

(ii)	Crown Claims.

(rrr)	"Unaffected Creditor" means a creditor having an Unaffected Claim to the extent of its Unaffected Claim;

(sss)	"Undeliverable Distributions" mean distributions to Proven Creditors that are returned as undeliverable;

(m)	"Unsecured Claims" means all Affected Claims that are Proven Claims other than a Preferred Claim and a Post-Filing Claim;

(uuu)	"Unsecured Creditor" means any creditor having an Unsecured Claim to the extent of its Unsecured Claim; and

(vvv)	"Unsecured Creditor Class" means the class of creditors comprised of Unsecured Creditors.

1.2	Date of Any Action

In the event that any date on which any action is required to be taken under this Proposal by any ofthe paiiies is not a Business Day, the action shall be required to be taken on the next proceeding day which is a Business Day.

1.3	Time

All times expressed in this Proposal are local time Montreal, Quebec, Canada, unless stipulated otherwise. Time is of the essence in this Proposal.

1.4	Statutory References

Any reference in this Proposal to a statute includes all regulations made thereunder and all amendments to such statutes or regulations in force from time to time.

1.5	Successors and Assigns

The Proposal shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person or party named or referred to in the Proposal.

1.6	Monetary References

All references to currency and to 11$11 are to Canadian dollars, unless otherwise indicated.

1.	7 Schedules

The following are the Schedules to this Proposal:

•	Schedule "A" - Articles of Reorganization;
•	Schedule "B" - Cash Election Form; and
•	Schedule "C" - Investor Share Transmittal Form.

The terms and conditions of the Schedules form an integral part of this Proposal and should be read in conjunction with this Proposal.

ARTICLE2
PURPOSE AND EFFECT OF THE PROPOSAL

2.1	Purpose

The purpose of this Proposal is to effect a proposal concerning the obligations of the Company and the reorganization of the capital structure of the Company in order to be enable the business of the Company to continue, in the expectation that all creditors will derive a greater benefit from such proposal and reorganization than would result from the discontinuance of the Company's operations and forced liquidation of the Company's assets, and specifically to provide for:

(a)	distributions from the Professional Fee Pool to provide for the satisfaction of Administrative Fees and Expenses;

(b)	distributions from the Investment Pool to the Preferred Creditors, Post-Filing Creditors, and Unsecured Creditors in satisfaction of their Proven Claims;

(c)	the cancellation of the Existing Common Shares and the subscription by the Investor for the New Common Shares for the subscription price equal to the Investment Pool;

(d)	the cancellation and extinguishment of all Existing Securities;

(e)	the deemed resignation of all current Directors of the Company and the appointment of new Directors; and

(f)	such other amendments and/or resolutions of the Articles as set fo1ih in the Articles of Reorganization.

2.2	Corporate Reorganization

This Proposal contemplates a corporate reorganization of the capital structure of the Company. The Articles of Reorganization attached as Schedule "A" to the Proposal shall, upon Court approval of the Proposal, amend the constating documents of the Company, inter alia, to effect the redemption of all Existing Common Shares and the cancellation of all Existing Securities, and authorizing the issuance of the New Common Shares to the Investor.

2.3	Strategic Investment

On the Implementation Date,. the Investor shall, subject to and upon the terms and conditions of this Proposal, make a strategic investment in the Company by subscribing for New Common Shares for a subscription price equal to the aggregate of the Investment Pool and the Professional Fee Pool as set forth in this Proposal, to be used to fund this Proposal.

2.4	Persons Affected

On the Implementation Date, this Proposal will become effective and, subject to the fulfillment by the Interim Receiver, the Trustee, and the Investor of their respective obligations hereunder, shall be binding on the Company, the Existing Shareholders and the Affected Creditors.

ARTICLE3
CLASSIFICATION OF AFFECTED CREDITORS, VALUATION OF CLAIMS AND RELATED MATTERS

3.1	Classes of Creditors

There shall be one class of Affected Creditors for the purposes of considering and voting on this Proposal comprised of all Unsecured Creditors to the extent of their Unsecured Claims.

3.2	Proxies and Voting Letters

Proxies as provided for in the BIA indicating a Person authorized to act for the Unsecured Creditor, may be submitted to the Trustee at, or any time prior to, the commencement of the Creditors' Meeting. The Trustee shall chair the Creditors' Meeting. Voting letters as provided for in the BIA submitted to the Trustee prior to the Creditors' Meeting must indicate whether the Unsecured Creditor wishes to cast its vote in favour of or against the Proposal. Voting letters that do not indicate either preference will be deemed to indicate a vote in favour of the Proposal. Persons in attendance at the Creditors' Meeting shall cast their vote in the manner prescribed by the Trustee and the BIA. For greater certainty, Unaffected Creditors shall not be entitled to vote the value of their Unaffected Claim.

3.3	Quorum and Conduct of Creditors' Meeting

A quorum shall be constituted for the Creditors' Meeting or any adjournment thereof ifthere is one Unsecured Creditor, entitled to vote, present in person or by proxy, or if one Unsecured Creditor, entitled to vote, has submitted a voting letter in accordance with the provisions ofthe BIA and this Proposal. If the requisite quorum is not present at the Creditors' Meeting or if the Creditors' Meeting has to be postponed for any reason, then the Creditors' Meeting shall be adjourned by the Trustee to such date, time and place as determined by the Trustee. For greater certainty, the Creditors' Meeting may be adjourned one or more times.

3.4	Location of Creditors' Meeting

The Creditors' Meeting shall take place at the office of the Trustee, 600 de la Gauchetiere West, Suite 2000, Montreal, H3B 4L8.

3.5	Proofs of Claim and Treatment of Disputed Claims

The total amount of all Claims will be determined based on the proofs of claim submitted to the Trustee. The provisions of section 13 5 of the BIA will apply to all proofs of claim submitted to the Trustee, including in respect of disputed Claims.

3.6	Voting on the Proposal

Only the Unsecured Creditors with Proven Claims shall vote on the te1ms of this Proposal. Each Unsecured Creditor shall be entitled to a single vote valued in the full amount of its Proven Claim with respect to the vote ofthe Unsecured Creditor Class. In order to vote at the Creditors' Meeting, the proof of claim must be submitted prior to the commencement of the Creditors' Meeting.

3.7	Approval by Affected Creditors

In order to be approved, this Proposal must receive the affirmative votes ofthe Required Majority.

3.8	Modification to Proposal

Subject to the prior consent and approval by the Investor, the Interim Receiver reserves the right at any time prior to the Creditors' Meeting to file any modification of, amendment or supplement to, the Proposal by way of a supplementary proposal and plan of reorganization. Any such amended or supplementary proposal shall forthwith be posted on the Trustee's Website, sent to the service list in the BIA Proceeding and filed with the Official Receiver as soon as practicable, in which case any such amended or supplementary proposal or proposals shall, for all purposes, be and be deemed to be a part of and incorporated into the Proposal. At the Creditors' Meeting, the Trustee shall provide all Unsecured Creditors in attendance with details of any modifications or amendments prior to the votes being taken to approve the Proposal. Subject to the provisions of the BIA and the Rules promulgated thereunder, after the Creditors' Meeting (and both prior to and subsequent to the Approval Order) and subject to the consent and approval by the Investor, the Interim Receiver may at any time and from time to time vary, amend, modify or supplement the Proposal.

ARTICLE 4
REORGANIZATION

4.1	The Reorganization

After the acceptance of this Proposal in accordance with Section 3. 7 and the relevant provisions of the BIA, the Interim Receiver will present a motion to the Court seeking the Approval Order, which Approval Order shall include the ordering, inter alia, that the following shall occur (collectively the "Reorganization"), namely:

(a)	with respect to all Existing Common Shares:

(i)	reorganizing of all Existing Common Shares into shares redeemable for cancellation by the Company for the aggregate price (for all Existing Common Shares in their totality) of $1.00; and

(ii)

thereafter, the deemed redemption for cancellation of all Existing Common Shares by the Company for the aggregate redemption price (for all Existing Common Shares in their totality) of $1.00 and the cancellation of all Existing Common Shares;

(b)	the creation of the New Common Shares having the rights, privileges and restrictions set forth in the Articles of Reorganization;

(c)	with respect to all Existing Securities, the deemed cancellation of all Existing Securities;

(d)	with respect to the current Directors ofthe Company, the Directors shall be deemed to have resigned and new Directors shall be appointed to the board of directors of the Company; and

(e)	such other amendments and/or restating of the Articles as set forth in the Articles of Reorganization.

Subject to consent and approval of the Investor, the Interim Receiver shall retain the right, at any time prior to Approval, to make such further deletions, additions or modifications, as the Interim Receiver may deem appropriate, to the Reorganization such that the term "Reorganization" shall include such deletions, additions or further modifications so made by the Interim Receiver.

Immediately following the Approval Order, the Interim Receiver will send the Articles of Reorganization to the director appointed under section 260 of the CBCA (as envisaged by section 191(4) of the CBCA) in order to obtain from such director the Certificate.

4.2	Reorganization is a Condition Precedent

The Reorganization provided in Section 4.1 of this Proposal is and shall remain a condition precedent to the Investor funding the Professional Fee Pool and the Investment Pool and to the performance ofthis Proposal. As a consequence, any acceptance by the Creditors of this Proposal shall include approval of the Reorganization. In the event that the Approval Order does not approve the Reorganization, this Proposal shall be deemed, for all purposes, to have not been accepted or approved as required pursuant to the relevant provisions of the BIA.

ARTICLES
TREATMENT OF CREDITORS' CLAIMS

5.1	Voting by Unsecured Creditors

Each Unsecured Creditor shall be entitled to vote on this Proposal at the Creditors' Meeting, to the extent of its Proven Claim for voting purposes. Notwithstanding the foregoing, Unsecured Creditors having Equity Claims shall not be entitled to vote in respect of such Equity Claims at the Creditors' Meeting.

5.2	Treatment of Unsecured Creditors

On the Implementation Date, or as soon thereafter as is practicably possible, each Unsecured Creditor with a Proven Claim that is equal to or less than $2000 shall be paid the full amount of such Unsecured Creditor's Proven Claim to a maximum of $2000, in accordance with Section 9.5(b) hereof (the "Convenience Distribution").

Each Unsecured Creditor with a Proven Claim that is greater than $2000 may, by submitting a Cash Election Form to the Trustee on or before February 17, 2017 (the "Cash Election Deadline") elect to receive a cash payment in respect of all or any percentage of such Unsecured Creditor's Proven Claim from the Cash Component of the Investment Pool. An Unsecured Creditor that submits a Cash Election Form to the Trustee by the Cash Election Deadline shall receive a distribution comprised of cash, or if applicable a combination of cash and Investor Shares, in accordance with Sections 9.5(c)(i) and 9.5(c)(ii) of this Proposal.

Each Unsecured Creditor that has a Proven Claim that is greater than $2000 and does not file a Cash Election Form with the Trustee by the Cash Election Deadline shall receive Investor Shares equal to the full amount of such Unsecured Creditor's Proven Claim, in accordance with Section 9.5( c)(iii) hereof.

5.3	Treatment of Existing Shareholders

In connection with or as a result of the Implementation of this Proposal, Existing Shareholders shall not be entitled to any payment or other compensation on account oftheir Equity Claims under this Proposal and shall not be entitled to vote on this Proposal at the Creditors' Meeting or in connection with the Reorganization and will have no dissent rights.

5.4	Treatment of Preferred Creditors

On the Implementation Date, the Proven Claims of all Preferred Creditors, if any, shall be paid, in priority to the Claims of other Unsecured Creditors in accordance with section 136 of the BIA, including the Proven Claims of all employees or former employees for all amounts provable as described in subsection 60(1.3) ofthe BIA which, ifany, shall be paid immediately after the Court Approval Date.

5.5	Treatment of Post-Filing Creditors

On the Implementation Date, the Post-Filing Creditors, if any, shall be paid in accordance with Section 9.4 of this Proposal, in priority to the Claims of other Unsecured Creditors, up to the Implementation Date and thereafter by the Company in the ordinary course of business.

5.6	Treatment of Crown Claims

All Crown Claims that were outstanding at the Filing Date, if any, shall be paid in full to Her Majesty in right of Canada or a province, within six months after the Court Approval Date.

5.7	Treatment of Administrative Fees and Expenses

On the Implementation Date, Administrative Fees and Expenses incurred and invoiced prior to the Implementation Date shall be paid in priority to all Claims of Unsecured Creditors from the Professional Fee Pool, and to the extent that the funds in the Professional Fee Pool are insufficient to satisfy all of the Administrative Fees and Expenses, the balance (if any) of the Administrative Fees and Expenses after payment from the Professional Fee Pool, shall be paid from the Investment Pool in priority to all Claims of Unsecured Creditors.

5.8	Extinguishment of Claims

On the Implementation Date in accordance with its terms and in the sequence set forth in this Proposal and in accordance with the provisions of the Approval Order, the treatment of Affected Claims shall be final and binding on the Company, all Affected Creditors (and their respective heirs, executors, administrators, legal personal representatives, successors and assigns), and all Affected Claims shall be fully, finally, irrevocably and forever released, discharged, cancelled and barred, and the Company and the Directors shall thereupon have no further obligation whatsoever in respect ofthe Affected Claims; provided that nothing herein releases the Company or any other Person from their obligations to make distributions in the manner and to the extent provided for in the Proposal.

5.9	Guarantees and Similar Covenants

No Person who has a Claim under any guarantee, surety, indemnity or similar covenant in respect of any Claim which is compromised and released under this Proposal or who has any right to claim over in respect of or to be subrogated to the rights of any Person in respect of a Claim which is compromised under this Proposal shall not be entitled to any greater rights as against the Company than the Person whose Claim is compromised under the Proposal.

ARTICLE6
CONDITIONS TO IMPLEMENTATION

6.1	Confirmation of Proposal

Provided that the Proposal is approved by the Required Majority, the Trustee shall apply for the Approval Order as soon as reasonably practicable.

6.2	Conditions Precedent to Implementation of the Proposal

Implementation of this Proposal on the Implementation Date is subject to the satisfaction of the following conditions precedent being satisfied on or before the Closing Date:

(a)	the Proposal is approved by the Required Majority;

(b)	the Approval Order, in form and substance satisfactory to the Investor acting reasonably, has been issued, has not been stayed and no appeal therefrom is outstanding;

(c)

the TSX Venture Exchange (or such other recognized Canadian exchange that the common shares of the Investor may be trading on at such time) has conditionally approved the issuance of the Investor Shares that are to be contributed by the Investor to the Investment Pool;

(d)

to the extent possible, and using commercially reasonable best eff01is, to structure the issuance of the Investor Shares Component so as to exempt the Investor Shares Component from any hold-period under applicable securities laws, it being understood that (i) it is the Investor's present intention to issue the Investor Shares in reliance upon the business combination and reorganization exemption in National Instrument 45-106, and (ii) in no circumstances will the Investor be obliged to file a prospectus in order to qualify the distribution of the Investor Shares;

(e)

the Interim Receiver on behalf of the Company and the Investor have entered into the Subscription Agreement, in form and substance satisfactory to the Investor, and all conditions precedent under the Subscription Agreement have been satisfied or waived in accordance with the terms thereof, other than the condition relating to the Implementation of this Proposal;

(f)	the Interim Receiver and the Investor shall have amended the Term Sheet as necessary or appropriate;

(g)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Authority, no application shall have been made to any Governmental Authority, and no action or investigation shall have been announced, threatened or commenced by any Governmental Authority, in consequence of or in connection with the Proposal that restrains, impedes or prohibits (or ifgranted could reasonably be expected to restrain, impede or inhibit), the Proposal or any part thereof or requires or purports to require a variation of the Proposal;

(h)

the Articles of Reorganization, in form and substance satisfactory to the Investor, effecting the reorganization of the Company's share capital in accordance with the Proposal have been filed in accordance with the Approval Order;

(i)	at the election of the Investor, all employment agreements of the Company's employees have been terminated;

U)	no debtor in possession or interim financing has been made available to the Company without consent of the Investor, not to be unreasonably withheld;

(k)	the Company has no subsidiaries (as such term is used in the CBCA);

(1)

all other actions, documents and agreements necessary to implement the Proposal as required herein have been effected and executed, in each case, in form and substance satisfactory to the Investor, acting reasonably; and

(m)

the Investor acting reasonably shall have delivered a certificate to the Trustee that the conditions precedent to the Implementation of the Proposal have been satisfied or waived (the "Implementation Certificate").

Upon written confirmation of receipt by the Trustee of the Implementation Certificate, the Implementation of the Proposal shall occur on the Implementation Date and all actions deemed to occur on the Implementation Date shall occur without the delivery or execution of any further documentation, agreement or instrument.

ARTICLE 7
CREATION OF THE PROFESSIONAL FEE POOL

7.1	Funding of the Professional Fee Pool

Subject to the satisfaction of all conditions precedent in Article 6 of this Proposal, on the Implementation Date the Investor shall deliver to the Trustee, in accordance with wire transfer instructions provided by the Trustee at least three (3) Business Days prior to the Implementation Date, $500,000 in cash (the "Professional Fee Contribution") which is to be contributed by the Investor to the Professional Fee Pool for payment of the Administrative Fees and Expenses.

Subject to the satisfaction ofall conditions precedent in Article 6 ofthis Proposal, the Trustee shall distribute the Professional Fee Contribution in accordance with Article 9 of this Proposal.

7.2	Professional Fee Surplus

Ifthe Professional Fee Contribution is greater than the total amount of the Administrative Fees and Expenses, any surplus amount that would remain in the Professional Fee Pool after payment of all Administrative Fees and Expenses (the "Professional Fee Surplus") will be transferred, or otherwise contributed, by the Trustee to the Investment Pool Cash Account (as defined below).

ARTICLE 8
CREATION OF THE INVESTMENT POOL

8.1	Cash Component of the Investment Pool

Subject to the satisfaction of all conditions precedent in Article 6 of this Proposal, on the Implementation Date the Investor shall deliver to the Trustee, in accordance with wire transfer instructions provided by the Trustee at least three (3) Business Days prior to the Implementation Date, and in partial consideration by the Investor for the subscription ofthe New Common Shares, such amount in cash (the "Cash Contribution") as the Trustee may instruct pursuant to the Trustee's review of the Cash Election Forms, provided however that the Cash Contribution shall not, under any circumstances, exceed $7, 000,000 (inclusive of the Deposit, as defined below). The Cash Contribution is to be contributed by the Investor to the Investment Pool and held by the Trustee in a segregated, interest-bearing trust account established by the Trustee ("Investment Pool Cash Account").

On the Implementation Date, the Trustee shall transfer, or otherwise contribute, to the Investment Pool Cash Account on behalf of the Investor and as partial consideration by the Investor for subscription of the New Common Shares, an amount equal to $150,000, which was provided by the Investor to the Trustee as a deposit (the "Deposit").

On the Implementation Date, the Trustee shall transfer, or otherwise contribute, to the Investment Pool Cash Account, the Professional Fee Surplus in accordance with Section 7.2 hereof, such that, on the Implementation Date, the Investment Pool Cash Account shall be comprised of the Cash Contribution, the Deposit and the Professional Fee Surplus (the "Cash Component").

Subject to the satisfaction of all conditions precedent in Article 6 ofthis Proposal, the Trustee shall distribute the Cash Component ofthe Investment Pool in accordance with Article 9 ofthis Proposal as soon as practicable thereafter.

8.2	Investor Shares Component of the Investment Pool

Subject to the satisfaction of all conditions precedent in Article 6 of this Proposal, on the Implementation Date, and in paiiial consideration by the Investor for the subscription of the New Common Shares, the Investor shall issue, register and deliver to Computershare Trust Company of Canada or such other third-party depository acceptable to the both the Investor and the Trustee (the "Depository"), in trust on behalf and for the benefit ofthe Affected Creditors ofthe Company, in accordance with the Trustee's written instructions delivered to the Investor at least two (2) Business Days before the Implementation Date, Investor Shares equal to $7,000,000 or such lesser amount as directed by the Trustee pursuant to the Trustee's review of the Cash Election Forms, calculated at, the lower of:

(a)	the closing price of such shares on January 20, 2017 on the TSX Venture Exchange discounted by ten percent (10%) from such closing price; and

(b)	the closing price of such shares on February 14, 2017 on the TSX Venture Exchange discounted by ten percent (10%) from such closing price,

which Investor Shares are to be contributed to the Investment Pool (the "Investor Shares Component").

The Investor Shares Component shall be adjusted to reflect fully the effect of any share split, reverse split, share dividend (including any return of capital, dividend, or distribution of securities convertible into Investor Shares, other than share dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to the Investor Shares occurring after the date hereof and prior to the Implementation Date.

Subject to the satisfaction of all conditions precedent in Article 6 of this Proposal, the Company with the consent of the Trustee, as applicable, shall distribute, or cause to be distributed, the Investor Shares Component of the Investment Pool in accordance with Article 9 of this Proposal as soon as practicable thereafter.

ARTICLE 9
DISTRIBUTIONS UNDER THE PROPOSAL

All distributions to be effected pursuant to the Proposal shall be made pursuant to this Article 9 and shall occur in the manner set out below under the supervision ofthe Trustee. Notwithstanding any other provisions of this Proposal, no distributions or transfers from the Professional Fee Pool or the Investment Pool shall be made with respect to all or any portion of a disputed Claim unless and only to the extent that such disputed Claim has become a Proven Claim, in whole or in part.

9.1	Superintendent's Levy

Any distributions made pursuant to the terms hereof shall be made net of the Superintendent's Levy required to be made, pursuant to sections 147 and 60(4) of the BIA.

9.2	Withholding

The Investor, Company, Trustee or Depository shall be entitled to deduct and withhold from any consideration payable to or otherwise contemplated in this Proposal such amounts as the Investor, Company, Trustee or Depository is required to deduct and withhold with respect to the making of such payment under the Income Tax Act (Canada) or any provision of state, local or foreign Tax Law and to take any action necessary to ensure that such deductions and withholdings are timely made. To the extent that amounts are so withheld by the Investor, Company, Trustee or Depository and paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes ofthis Proposal as having been paid to the Person who otherwise would have received the payment in respect of which such deduction and withholding was made by the Investor, Company, Trustee or Depository.

9.3	Distributions from the Professional Fee Pool

On the Implementation Date, in order to provide for the payment of the Administrative Fees and Expenses, the Trustee shall make distributions using the Professional Fee Contribution of the Professional Fee Pool, in priority to all claims of Unsecured Creditors. To the extent that the Professional Fee Pool is insufficient to satisfy all Administrative Fees and Expenses, any remaining Administrative Fees and Expenses after payment ofthe Professional Fee Pool ("Excess Administrative Fees and Expenses") shall be satisfied in accordance with Section 9.4.

9.4	Distributions to Preferred Creditors, Post-Filing Creditors and to satisfy Excess Administrative Fees and Expenses

On the Implementation Date, the Trustee shall make a distribution from the Cash Component of the Investment Pool equal to:

(a)	the amount payable to satisfy the Excess Administrative Fees and Expenses,

(b)	the amount payable to each Preferred Creditor less such reserves as the Trustee shall deem necessary or appropriate; and

(c)	the amount payable to each Post-Filing Creditor.

in priority to all Claims of Unsecured Creditors. For greater certainty, no payments shall be made to the Unsecured Creditors prior to the Trustee making any and all payments required under this Section 9.4, or alternatively, the Trustee reserving and holding in trust sufficient funds to pay the amounts required under this Section 9.4.

9.5	Distribution to Unsecured Creditors

On or as soon as practicable after the Implementation Date, in order to provide for the payment of the Excess Administrative Fees and Expenses, the Prefened Creditors, the Post-Filing Creditors, and the Unsecured Creditors, the Company, the Trustee, or the Depository as instructed by the Company with the prior consent of the Trustee, as applicable, shall make distributions from the Investment Pool in the following order of priority:

(a)

the Trustee shall first pay the Prefened Creditors, the Post-Filing Creditors and any Persons entitled to payment in respect of the Excess Administrative Fees and Expenses, in accordance with Section 9.4 of this Proposal by using the Cash Component of the Investment Pool;

(b)	the Trustee shall make the Convenience Distribution from the Cash Component of the Investment Pool; and

(c)	the Trustee, or the Company with the prior consent of the Trustee, as the case may be, shall direct, authorize or cause the following distributions to be made:

(i)

to each Unsecured Creditor that has filed a Cash Election Form with the Trustee by the Cash Election Deadline, a cash payment from the Cash Component equal to such percentage of the Unsecured Creditor's Proven Claim as indicated on such Unsecured Creditor's Cash Election Form;

(ii)

to each Unsecured Creditor that filed a Cash Election Form with the Trustee by the Cash Election Deadline, Investor Shares, equal to the balance (if any) of such Unsecured Creditor's Proven Claim after taking into account the distribution in 9.5(c)(i), from the Investor Shares Component of the Investment Pool; and

(iii)

to each Unsecured Creditor that did not file a Cash Election Form by the Cash Election Deadline, Investor Shares equal to the full amount of such Unsecured Creditor's Proven Claim, from the Investor Shares Component of the Investment Pool.

9.6	Undeliverable Distributions

Ifthere are any Undeliverable Distributions, then, at the discretion of and with the consent of the Trustee, the Corporation shall direct, authorize or cause the Depository to distribute the Undeliverable Distributions to the Unsecured Creditors on a pro-rata basis to the maximum amount ofthe Proven Claims ofUnsecured Creditors should any such Proven Claims ofUnsecured Creditors remain.

9.7	Return of Balance of Investment Pool

To the extent that there is any amount of cash remaining in the Cash Component ofthe Investment Pool and/or are any Investor Shares remaining in the Investor Shares Component ofthe Investment Pool after all Proven Claims of Unsecured Creditors have been paid in full, the Trustee, or the Depository as instructed by the Trustee, shall return or cancel, as applicable, such cash and Investor Shares from the Investment Pool to the Company. Any Investor Shares returned to the Company shall be cancelled by the Investor for no consideration.

9.8	Final Distributions

As soon as reasonably possible after the acceptance ofthis Proposal by the Required Majority, the Trustee shall give notice pursuant to section 149(1) of the BIA to every Person with an Affected Claim ofwhich the Trustee has notice or knowledge but whose Affected Claim has not been proved that if such Person does not prove its Claim within a period of 30 days after the sending of the notice, the Trustee will proceed to declare a final creditor distribution without regard to such Person's Claim; the distribution refe1Ted to in said notice shall be deemed a final creditor distribution and any Person so notified who does not prove its Claim within the period specified in the notice shall be barred from making a Claim in this Proposal or sharing in any creditor distribution hereunder, subject to any exceptions set out in subsections 149(2), (3) and (4) of the BIA.

9.9	Cancellation of Certificates and Notes

Upon Implementation of the Proposal on the Implementation Date, all debentures, notes, certificates, agreements, invoices and other instruments evidencing Affected Claims will not entitle any holder thereof to any compensation or participation other than as expressly provided for in the Proposal and will be cancelled and will be null and void.

9.10	Interest

Interest shall not accrue or be paid on Affected Claims on or after the Filing Date, and no holder of an Affected Claim shall be entitled to interest accruing on or after the Filing Date.

9.11	Fractional Interests

No fractional interests of Investor Shares ("Fractional Interests") will be issued under this Proposal. Recipients of Investor Shares will have their entitlements adjusted downwards to the nearest whole number of Investor Shares, as applicable, to eliminate any such Fractional Interests and no compensation will be given for the Fractional Interest.

9.12	Allocation of Distributions

All distributions made pursuant to the Proposal shall be allocated first towards the repayment of the principal amount in respect of such Affected Creditor's Affected Claim and second, if any, towards the repayment of all accrued but unpaid interest in respect of such Affected Creditor's Affected Claim.

9.13	Investor Shares Registration and Delivery

An Unsecured Creditor may, by completing the Investor Share Transmittal Form attached hereto as Schedule "C" and submitting it to the Trustee by the Cash Election Deadline, provide instructions to the Trustee regarding the registration and delivery of Investor Shares that are to be distributed to the Unsecured Creditor under this Proposal. In the absence of an Unsecured Creditor providing express registration and/or instructions prior to the Cash Election Deadline, the Investor Shares will be registered and delivered to the Unsecured Creditor at its last known address as reflected in the Company's records, and upon registration and delivery, the Investor shall be deemed to have complied with any obligations with respect to registration and delivering of the Investor Shares.

ARTICLE 10
PROCEDURE FOR DISTRIBUTIONS REGARDING DISPUTED CLAIMS

10.1	No Distribution Pending Allowance

An Affected Creditor holding a disputed Claim will not be entitled to receive a distribution under the Proposal in respect of such disputed Claim or any p011ion thereof unless and until, and then only to the extent that, such disputed Claim is allowed pursuant to the BIA.

10.2	Distributions after Disputed Distribution Claims Resolved

Once a disputed Claim is resolved, a distribution will be made to that Affected Creditor as to its Proven Claim in accordance with Article 9 of this Proposal.

ARTICLE 11
IMPLEMENTATION OF THE PROPOSAL AND EFFECT OF THE PROPOSAL

11.1	Proposal Implementation

On the Implementation Date, this Proposal will become effective and be binding on and enure to the benefit of the Company and all Affected Creditors in accordance with the terms of this Proposal, irrespective of whether the Affected Creditor submits a proof of claim under this Proposal.

11.2	Effect of the Proposal Generally

The payment, compromise or satisfaction of any Affected Claims under this Proposal, if approved by the Court, shall be binding upon each Affected Creditor and his, her or its heirs, executors, administrators and other legal representatives, successors and assigns, as the case may be, for all purposes and this Proposal will constitute (a) a full, final and absolute settlement of all rights of the Affected Creditors against the Company, and the Directors of the Company (in their capacity as Directors of the Company) in respect of the Affected Claims; and (b) an absolute release and discharge of all indebtedness, liabilities and obligations of or in respect of the Affected Claims against the Company and the Directors of the Company (in their capacity as Directors of the Company), and all Liens granted by the Company in respect thereof, including any interest or costs accruing thereon (whether before or after the Filing Date), other than distributions pursuant to the Proposal.

11.3	Consents and Releases

Upon Implementation of the Proposal, all Affected Creditors will be deemed to have consented and agreed to all of the provisions of this Proposal in its entirety. In particular, each Affected Creditor shall be deemed to have executed and delivered to the Company and Directors of the Company all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Proposal in its entirety.

11.4	Waivers of Defaults

Upon Implementation of the Proposal, all Persons shall be deemed to have waived any and all defaults of the Company then existing or previously committed by the Company, or caused by the Company, by any of the provisions in the Proposal or steps contemplated in the Proposal, or non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, indenture, note, lease, guarantee, agreement for sale or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Person and the Company and any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection therewith under any such agreement shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Company from performing its obligations under the Proposal or be a waiver of defaults by the Company under the Proposal and the related documents. For great certainty, nothing in this Section shall waive any obligations of the Company in respect of any of the Unaffected Claims.

11.5	Deeming Provision

In this Proposal, the deeming provisions are not rebuttable and are conclusive and irrevocable.

11.6	Preferences and Transfers at Undervalue

Section 95 through and including section 101 of the BIA do not apply to this Proposal.

11.7	Proposal Releases

Upon Implementation, all Claims ofthe Affected Creditors and all claims ofthe Affected Creditors existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Implementation Date relating to, arising out of or in connection with the Company or its assets, business or affairs, whenever and however conducted, this Proposal or the BIA Proceeding, other than Unaffected Claims, and the right to enforce the Company's obligations under this Proposal shall be deemed to be fully and finally satisfied, settled and discharged and (a) no Affected Creditor shall have any further right, remedy or claim against the Company in respect of all or any portion of the Affected Creditor's Claim, and (b) no Affected Creditor shall have any fuiiher right, remedy or claim against the officers, Directors, partners, shareholders, agents, contractors, employees or professional or legal advisors ofthe Company in respect ofall or any portion ofany Claim. Nothing herein shall release any Unaffected Claim.

11.8	Release of Directors

Upon Implementation, the Affected Creditors shall be deemed to fully release and discharge and shall not pursue any claims or assessments against the Company's current and former Directors for claims against such current or former Directors of the Company that arose prior to the Filing Date and that relate to the liabilities of the Company where such current or former Directors are by law liable in their capacity as Directors for the payment of such obligations. Nothing herein shall be interpreted as an acknowledgement of any liability or obligations of any of the current or former Directors. For greater certainty, Unaffected Claims, including Unaffected Claims that relate to contractual rights of one or more creditors arising from contracts with one or more Directors or based on allegations of misrepresentation made by Directors or ofwrongful or oppressive conduct by the Directors are not released.

ARTICLE 12
NOTICES

12.1	Notices

Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Proposal shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service, or (iii) sent by email transmission, in each case to the applicable address set out below:

(a)	If to the Company:

PELOTON PHARMACEUTICALS INC.
2500- 1100 Boulevard Rene Levesque
Montreal, QC H3B 5C9
	Attention:	Edward Agopian
	Email:	edward@pelotonphanna.com

With a copy to:

BCFLLP
1100 Rene-Levesque Blvd. West
Montreal, QC H3B 5C9
	Attention:	Bertrand Giroux and Antonio N adaira
	Email:	bertrand.giroux@bcf.ca; antonio.nadaira@bcf.ca

(b)	If to the Trustee:

RAYMOND CHABOT INC.
Suite 2000, 600 de la Gauchetiere Street West
Montreal, QC H3B 4L8

	Attention:	Jean Gagnon

	Email:	gagnon. jean@,rc gt. com

With a copy to

DAVIES WARD PHILLIPS & VINEBERG LLP
1501, av. McGill College
Suite 2800
Montreal, QC H3A 3N9

	Attention:	Denis Ferland and Gabriel Lavery Lepage
	Email:	dferland@dwpv.com; glaverylepage(@,dwpv.com

(c)	If to the Investor:

AURORA CANNABIS INC.
12613 - 134 Avenue
Edmonton, AB T5L 4S9

	Attention:	Terry Booth
	Email:	terry@aurorami.com

With a copy to

BENNETT JONES LLP
100 King Street West
Toronto, ON MSX 1A4

	Attention:	Gavin Finlayson and Hugo Alves
	Email:	finlaysong@bennettiones.com; alvesh@bennettiones.com

any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communic.ation, provided that such day in either event is a Business Day and the communication is so delivered, faxed or sent before 5:00 p.m. (Montreal time) on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day.

ARTICLE 13
MISCELLANEOUS

13.1	Capacity of Trustee and Certificate of Completion

Raymond Chabot Inc. shall be the Trustee under this Proposal. Upon resolution of all disputed Claims, if any, and the making of the distributions by the Trustee to Proven Creditors as contemplated by this Proposal, the terms of the Proposal shall be deemed to be fully performed and the Trustee shall provide to the Company and to the Official Receiver a certificate pursuant to section 65.3 of the BIA and the Trustee shall be entitled to be discharged.

13.2	Non-Consummation

Ifthe conditions precedent to this Proposal are not met, (a) the Proposal shall be null and void in all respects, (b) any settlement or compromise embodied in the Proposal, including the fixing or limiting to an amount certain any Claim, any document or agreement executed pursuant to the Proposal shall be deemed null and void, and (c) nothing contained in the Proposal, and no acts taken in preparation for consummation of the Proposal, shall (i) constitute or be deemed to constitute a waiver or release of any Claims by or against the Company or any other Person; (ii) prejudice in any manner the rights of the Company or any other Person in any further proceedings involving the Company; or (iii) constitute an admission of any sort by the Company or any other Person.

13.3	Paramountcy

From and after the Effective Time, any conflict between:

(a)	the Proposal or the Approval Order; and

(b)

the covenants, warranties, representations, terms, conditions, prov1s1ons or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, note, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between one or more of the Affected Creditors and the Company as at the Implementation Date and the notice of articles, articles or bylaws of the Company at the Implementation Date;

will be deemed to be governed by the terms, conditions and provisions ofthe Proposal and the Approval Order, which shall take precedence and priority.

13.4	Severability of Proposal Provisions

Ifprior to the Court Approval Date, any term or provision of the Proposal is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Investor and with the consent of the Interim Receiver, shall have the power to either: (a) sever such term or provision from the balance of the Proposal and provide the Investor and Interim Receiver with the option to proceed with the implementation of the balance of the Proposal as of and with effect from Court Approval Date; or (b) alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, and provided that this Proposal proceeds to Implementation, the remainder of the terms and provision of the Proposal shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation.

13.5	Further Assurances

The Company, the Interim Receiver, the Investor and the Affected Creditors will execute and deliver all such documents and instruments and do all such acts and things as may be necessary or desirable to carry out the full intent and meaning of this Proposal and to give effect to the transactions contemplated herein.

13.6	Governing Law

This Proposal will be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

13.7	Proposal Language

The parties have expressly required that this Proposal be drafted in the English language. Les parties ant expressement exige que la presente Proposition so it redigee en anglais.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

SCHEDULE "A"
ARTICLES OF REORGANIZATION

The Articles of Peloton Pharmaceuticals Inc. (the "Corporation") are amended by:

a)

creating a new class of common shares in the capital of the Corporation, the number of which shall be unlimited, having attached thereto the rights, privileges, restrictions and conditions hereto (the "New Common Shares"):

(i) each New Common Share shall entitle the holder thereof to one vote at all meetings of the shareholders of the Corporation;

(ii) the holders ofthe New Common Share shall be entitled to receive, as and when declared by the board of directors, dividends payable in money, property or by the issue of fully paid shares of the capital of the Corporation; and

(iii) in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the New Common Share shall be entitled to receive the remaining property of the Corporation.

b)

creating a new class of redeemable shares in the capital of the Corporation, the number of which shall be unlimited, having attached thereto the rights, privileges, restrictions and conditions hereto (the "Redeemable Shares"):

(i) no holder of a fractional interest in a Redeemable Share shall be entitled to be registered on the books of the Corporation in respect of such fraction of a Redeemable Share;

(ii) the holders of the Redeemable Shares or fractional interests therein shall not be entitled to receive notice of or to attend any meeting ofthe shareholders ofthe Corporation and shall not be entitled to vote at any such meeting;

(iii) the holders of Redeemable Shares shall not be entitled to receive any dividend; and

(iv) all of the outstanding Redeemable Shares and fractional interests therein shall be automatically redeemed by the Corporation immediately following their issuance, without notice to the holders of such Redeemable Shares, for an aggregate amount of $1.00 for each whole Redeemable Share (the "Redemption Price").

c)

changing each Class A share, Class B share, Class C share, Class D share, Class E share, Class F share, Class G share, whether issued or unissued (including any right, option, warrant or other security convertible or exchangeable into any Class A share, Class B share, Class C share, Class D share, Class E share, Class F share, Class G share, into 0.00000001 of a Redeemable Share;

d)

the Corporation shall pay or cause to be paid to each holder of Redeemable Shares to be redeemed the Redemption Price by cheque, provided that if any holder owns less than one whole Redeemable Share, then the aggregate Redemption Price payable to such holder shall be deemed to be $0.00, and the fractional interests therein held by such holder shall be automatically redeemed by the Corporation immediately following their issuance without any payment or further act or formality;

e)

immediately following the redemption of all of the Redeemable Shares, to cancel, remove and delete the authorized share capital of the Corporation, consisting of the Class A shares, Class B shares, Class C shares, Class D shares, Class E shares, Class F shares, Class G shares and the outstanding Redeemable Shares (collectively, the "Cancelled Classes of Shares"), along with the rights, privileges, restrictions and conditions attached to the Cancelled Classes of Shares; and

f)	Providing that, after giving effect to the foregoing, the authorized capital of the Corporation consists only of an unlimited number of New Common Shares.

SCHEDULE "B"
CASH ELECTION FORM

1.

Any Unsecured Creditor ofthe Company with a Claim that is equal to or greater than $2000 may, by submitting this Cash Election Form to the Trustee on or before February 17, 2017 (the Cash Election Deadline), elect to receive a cash payment in respect of all or any percentage of its Proven Claim from the Cash Component of the Investment Pool.

2.	An Unsecured Creditor that submits a Cash Election Form to the Trustee by the Cash Election Deadline shall receive a distribution in accordance with Sections 9.5(c)(i) and 9.5(c)(ii) of the Proposal.

3.

This Cash Election Form may only be completed by an Unsecured Creditor of the Company that has a Claim equal to or greater than $2000. Any Cash Election Form submitted by an Unsecured Creditor with a Proven Claim that is less than $2000 shall be deemed to have been automatically rejected upon receipt by the Trustee.

4.	Any Cash Election Form received by the Trustee after the Cash Election Deadline will be deemed to have been automatically rejected upon receipt by the Trustee.

5.

Unsecured Creditors may make an election provided by this Cash Election Form by completing the balance of this form, signing the same and transmitting it to the Trustee care of: Suite 2000, 600 de la Gauchetiere Street West, Montreal, QC, or care of the following email: Tetreault-Robert.Maxine@rcgt.com or Gagnon.Jean@rcgt.com

I, __________, being an Unsecured Creditor, or officer of a creditor corporation, ___________ [insert name of corporate Unsecured Creditor], acknowledge that my Proven Claim is equal to __________, and hereby elect to receive a cash payment in respect of _________ percent (%) of my Proven Claim. I hereby acknowledge and agree that the balance of my Proven Claim (if any) shall be paid in Investor Shares in accordance with Section 9.5 of the Proposal.

_____________________________

Signature of Unsecured Creditor, officer or authorized signatory of same.

I hereby acknowledge and agree that the balance of my Proven Claim (if any) shall be paid in Investor Shares in accordance with Section 9.5 of the Proposal.

____________________________

Signature of Unsecured Creditor, officer or authorized signatory of same.

SCHEDULE "C"

INVESTOR SHARE TRANSMITTAL FORM

TO:         PELOTON PHARMACEUTICALS INC.

I, _________ , being an Unsecured Creditor, or officer of a creditor corporation, ___________ [insert name of corporate Unsecured Creditor], hereby direct that my Investor Shares be registered as follows:

Registration Information:	Delivery Instructions as set forth below:

(Name)
(Name of Registered Holder, including Account Informatio
applicable)	(Address)

(Telephone Number)
(Address)

Dated: __________________ , 2017

________________________

Signature of Unsecured Creditor, officer or authorized signatory of same.

Instructions;

This form must be duly signed and completed by or on behalf of the Unsecured Creditor and returned to the Trustee prior to 5:00 pm Eastern time on February 6, 2017, being the Cash Election Deadline.

In the absence of an Unsecured Creditor providing express registration and/or instructions to the Trustee prior to the Cash Election Deadline, the Investor Shares will be registered and delivered to the Unsecured Creditor at its last known address as reflected in the Company's records.

The Unsecured Creditor, upon request by the Investor, agrees to provide such additional documentation (including signature or medallion guarantees) as may be required by the Investor's share registrar and transfer agent or by the Depositary in fu1iherance of these instructions.

SCHEDULE "B"
APPROVAL ORDER

Please see attached.

COUR SUPÉRIEURE
(CHAMBRE COMMERCIALE)

CANADA
PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL

N° : 500-11-049170-158

DATE : 29 mars 2017

SOUS LA PRÉSIDENCE DE : L'HONORABLE CHANTAL CHATELAIN, J.C.S.

DANS L'AFFAIRE DE LA PROPOSITION DE :

PELOTON PHARMACEUTIQUES INC.

Débitrice

-et-

RAYMOND CHABOT INC.

Syndic/Séquestre intérimaire

JUGEMENT

(Approbation d'une proposition et d'une réorganisation, art. 58, 59(4), 66(1.4) de la *Loi sur la faillite et l'insolvabilité* et art. 191 de la *Loi canadienne sur les sociétés par actions)*

I. INTRODUCTION

[1] Raymond Chabot Inc., Syndic/Séquestre intérimaire (le « **Syndic** »), demande l'approbation d'une proposition concordataire en vertu de l'article 59 de la *Loi sur la*

500-11-049170-158 PAGE : 2

faillite et l'insolvabilité[1] ainsi que l'approbation de la réorganisation prévue à la proposition en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*[2] (la « **Requête en approbation** »). Le Syndic demande également une extension de ses pouvoirs et la continuation de sa nomination à titre de séquestre intérimaire afin de faciliter et compléter la mise en œuvre de la proposition.

[2] La proposition dont le Syndic demande l'approbation a été déposée sur la base d'une offre formulée par Aurora Cannabis Inc. (« **Aurora** »).

[3] D'entrée de jeu, il faut souligner que l'insolvabilité de la Débitrice, Peloton Pharmaceutiques Inc., n'est pas contestée.

[4] Par ailleurs, les créanciers ont adopté la proposition fondée sur l'offre d'Aurora à l'unanimité et ne s'opposent pas à la Requête en approbation.

[5] Quant à la Débitrice, même si elle a soumis aux créanciers d'autres propositions antérieurement à l'adoption par les créanciers de la proposition fondée sur l'offre d'Aurora, aujourd'hui, elle appuie la Requête en approbation.

[6] Toutefois, deux groupes d'actionnaires minoritaires s'opposent à la Requête en approbation. Il s'agit, d'une part, d'un groupe de 26 actionnaires et deux détenteurs d'options d'achat d'actions et, d'autre part, de Mme Allyson Kassie (collectivement les « **actionnaires minoritaires** »)[3]. Ensemble, les actionnaires minoritaires détiennent 18 % du capital-actions émis de la Débitrice.

[7] La contestation respective de chacun des deux groupes d'actionnaires minoritaires prend la forme d'un courriel d'à peine quelques lignes. Essentiellement, ils contestent le caractère juste et raisonnable de la réorganisation découlant de la proposition.

[8] Estimant que la contestation des actionnaires minoritaires est irrecevable en droit, le Syndic dépose une requête en irrecevabilité et en rejet pour abus de procédure (« **Requête en irrecevabilité** »)[4].

[9] D'abord, le Syndic plaide que les motifs de contestation sont irrecevables puisque trop vagues et sommaires. Mais, de façon plus importante, le Syndic soumet que la Débitrice étant insolvable et ses actions n'ayant aucune valeur, les actionnaires minoritaires n'ont tout simplement pas d'intérêt pour s'opposer à la proposition ou à la réorganisation.

---

1 L.R.C. 1985, c. B-3.
2 L.R.C. 1985, c. C-44 (« **LCSA** »).
3 D'autres actionnaires minoritaires ne contestent pas la Requête en approbation.
4 La Requête en irrecevabilité se fonde sur les articles 168 al. 1(3°), 168 al. 2 et 51 du *Code de procédure civile* (« **C.p.c.** »).

500-11-049170-158 PAGE : 3

[10] En plus des autres arguments dont il sera question ci-dessous, en défense à la Requête en irrecevabilité, Mme Kassie soulève un argument constitutionnel. Tout en admettant que le paragraphe 191(7) de la LCSA retire valablement aux actionnaires tout droit à la dissidence dans le cadre d'une réorganisation proposée aux termes de l'article 191 de la LCSA, Mme Kassie soumet que le paragraphe 191(7) de la LCSA est inconstitutionnel ou inopérant si l'interprétation donnée à cette disposition a pour effet de la priver d'être entendue devant le Tribunal sur la Requête en approbation en vue de contester le caractère juste et raisonnable de la réorganisation découlant de la proposition.

[11] Vu que la date de clôture de la réorganisation proposée est le 31 mars 2017, après une journée d'audition portant sur la Requête en irrecevabilité, le Tribunal a déterminé qu'afin d'assurer une gestion efficace et proportionnée de la présente affaire, il entendrait, sous réserve de la Requête en irrecevabilité, la Requête en approbation ainsi que la contestation des actionnaires minoritaires. Le Tribunal a également entendu les administrateurs et actionnaires majoritaires de la Débitrice, M. Edward Agopian, Dr. Colin B. Bier et Mme Josée Bou-Samra. Ensemble, ils détiennent 63 % du capital-actions de la Débitrice et appuient la Requête en approbation.

[12] Ainsi, dans un premier temps, le Tribunal est appelé à déterminer si la contestation des actionnaires minoritaires doit être rejetée sur une base préliminaire, avant même une audition au fond, et si elle est abusive.

[13] Dans un deuxième temps, le Tribunal doit se prononcer sur la Requête en approbation.

II. CONTEXTE

[14] La Débitrice est constituée le 4 juillet 2013 afin d'œuvrer dans le domaine de la production, la distribution et le développement de cannabis médical.

[15] Les opérations commerciales de la Débitrice n'ont pas encore débuté puisqu'elle est en attente de son accréditation et de la délivrance par Santé Canada d'une licence conformément au *Règlement sur l'accès au cannabis à des fins médicales*[5] adopté en vertu de la *Loi réglementant certaines drogues et autres substances*[6] (la « **licence de Santé Canada** »).

[16] Le 22 juillet 2015, Rasco Construction Inc., le plus important créancier de la Débitrice, institue une requête en vue d'obtenir une ordonnance de séquestre. Rasco invoque une créance de 1,4 M$. L'audition de cette demande doit avoir lieu les 20 et 21 juin 2016.

---

5 DORS/2016-230.
6 LC 1996, c. 19.

500-11-049170-158 PAGE : 4

[17] Le 7 juin 2016, à la suite d'une poursuite instituée par Allyson Taylor Partners Inc., le juge Pinsonnault rend un jugement à l'encontre de la Débitrice la condamnant au paiement d'une somme de 238 519,88 $, plus intérêts et indemnité additionnelle.

[18] Le 17 juin 2016, la Débitrice dépose un avis d'intention de déposer une proposition et Raymond Chabot Inc. est nommé Syndic.

[19] Les 18 juillet et 1er septembre 2016, des demandes de prorogation de délai pour déposer une proposition sont accordées.

[20] Le 14 septembre 2016, Raymond Chabot Inc. est nommé séquestre intérimaire et est investi des pouvoirs visant à rechercher un acheteur ou un investisseur aux termes d'un « *Sale and Investor Sollicitation Procedure* ».

[21] Le 15 septembre 2016, en collaboration avec la Débitrice, le Syndic met en place un processus formel et public de sollicitation d'offres de financement ou d'offres d'achat dont l'ouverture est prévue le 30 septembre 2016. Ce processus est publié sur le site Internet du Syndic et transmis directement à huit personnes identifiées comme pouvant être des acheteurs potentiels ainsi qu'aux 35 producteurs de cannabis à des fins médicales autorisés approuvés par Santé Canada. Ces producteurs ont été particulièrement ciblés comme étant également des acheteurs ou investisseurs potentiels.

[22] Les actionnaires minoritaires ne sont pas nommément sollicités par le Syndic et ne reçoivent pas d'avis individualisés de la mise en place de ce processus.

[23] Les 29 septembre et 4 octobre 2016, le Syndic reporte l'ouverture des offres au 11 octobre 2016 et en avise les personnes sollicitées.

[24] Trois offres d'investissement en actions sont reçues, pour des valeurs respectives de 250 000 $, 90 000 $ et 500 000 $. Aucune des offres ne provient des personnes directement sollicitées par le Syndic. Par ailleurs, l'offre de 90 000 $ émane d'une entreprise représentée par M. Myers, l'un des actionnaires minoritaires en l'espèce.

[25] Le 13 octobre 2016, une troisième demande de prorogation de délai pour déposer une proposition est accordée.

[26] Le 7 novembre 2016, la Débitrice dépose une proposition qui prévoit le paiement des créanciers après la délivrance de la licence de Santé Canada, le cas échéant. Le 11 novembre 2016, le Syndic transmet au Surintendant et aux créanciers de la Débitrice un avis du dépôt de cette proposition ainsi qu'un avis de la tenue d'une assemblée générale des créanciers le 25 novembre 2016.

500-11-049170-158 PAGE : 5

[27] Le 23 novembre 2016, la Débitrice dépose une proposition amendée qui prévoit à nouveau le paiement de la grande majorité de la valeur des créances après la délivrance de la licence de Santé Canada, le cas échéant.

[28] Le 25 novembre 2016, la première assemblée des créanciers se tient. Les créanciers ajournent l'assemblée afin de permettre la négociation avec deux investisseurs potentiels, Aurora et Canopy Growth Corporation (« **Canopy** »).

[29] Le 6 décembre 2016, Aurora dépose une offre d'achat auprès du Syndic, la seule reçue à la date de clôture pour la réception des offres. Aurora est un des 35 producteurs de cannabis à des fins médicales autorisés approuvés par Santé Canada.

[30] Le 8 décembre 2016, la deuxième assemblée des créanciers est ajournée afin de permettre la négociation exclusivement avec Aurora. Subséquemment, Aurora dépose une offre amendée. Selon cette offre, toutes les actions de la Débitrice seraient annulées et les nouvelles actions émises seraient entièrement acquises par l'investisseur désigné par Aurora.

[31] La Débitrice s'oppose à cette offre et, le 15 décembre 2016, elle communique une proposition réamendée au Syndic.

[32] Le 16 décembre 2016, avant la tenue de la troisième assemblée des créanciers prévue ce jour-là, le Syndic reçoit également une offre de Canopy.

[33] Le 16 décembre 2016, à l'occasion de la troisième assemblée des créanciers, le Syndic présente la proposition réamendée de la Débitrice, l'offre de Canopy ainsi que l'offre d'Aurora. Les créanciers adoptent une résolution autorisant l'acceptation par le Syndic de l'offre d'Aurora et le dépôt par le Syndic d'une proposition selon les termes de cette offre.

[34] Le 20 décembre 2016, la juge Turcotte accorde une requête intitulée « *Motion for an order extending the powers of the interim receiver* », de sorte que le Syndic est autorisé, conformément à la résolution des créanciers du 16 décembre 2016, à :

a) accepter le « Term Sheet » d'Aurora;

b) déposer une proposition auprès du séquestre officiel pour et au nom de la Débitrice, selon les termes convenus dans le « Term Sheet » d'Aurora;

c) convoquer une assemblée des créanciers afin de voter sur la proposition ainsi déposée; et

d) faire une demande d'approbation de la proposition et d'une réorganisation aux termes de l'article 191 de la LCSA.

[35] Le 23 décembre 2016, le Syndic transmet au Surintendant et aux créanciers un avis relativement au dépôt, le 22 décembre 2016, d'une proposition basée sur

500-11-049170-158 PAGE : 6

l'offre d'Aurora et à la tenue d'une assemblée des créanciers le 19 janvier 2017. L'avis annonce également l'audition le 20 janvier 2017 de la demande en approbation auprès de la Cour supérieure si la proposition est approuvée par les créanciers le 19 janvier 2017.

[36] Le 17 janvier 2017, une nouvelle proposition est déposée par la Débitrice et l'assemblée des créanciers du 19 janvier 2017 est ajournée afin d'en prendre connaissance. Cette proposition prévoit des termes de paiement des créances jusqu'au 31 décembre 2017, dont une partie est conditionnelle à la délivrance par Santé Canada d'une pré-licence d'inspection.

[37] Le 25 janvier 2017, une autre proposition est déposée par la Débitrice. Cette proposition prévoit le paiement de l'entièreté des créances sans condition liée à l'obtention de la licence de Santé Canada. À la même date, le Syndic dépose également une nouvelle proposition basée sur l'offre amendée d'Aurora, laquelle est également sans condition quant à l'obtention de la licence de Santé Canada. Les créanciers se retrouvent ainsi face à une proposition déposée par la Débitrice et à une proposition déposée par le syndic au nom de la Débitrice.

[38] Finalement, le 26 janvier 2017, à la cinquième assemblée des créanciers, ces derniers rejettent la proposition de la Débitrice d'ajourner l'assemblée afin de lui permettre de faire une nouvelle proposition. Ensuite, ils approuvent à l'unanimité la proposition déposée par le Syndic sur la base de l'offre d'Aurora. Le libellé de deux sections de la proposition est ensuite modifié le 1er février 2017, sans que cela n'en affecte sa substance. La Requête en approbation vise la proposition telle qu'amendée (la « **Proposition** »).

[39] Il importe de souligner que la Proposition est la seule qui prévoit le paiement en entier des créances des créanciers avec une garantie de paiement. En effet, la Proposition confirme qu'une somme de 6 850 000 $ est détenue en fidéicommis par les procureurs d'Aurora avec des instructions irrévocables de paiement au Syndic dès l'acceptation de la Proposition.

[40] La proposition de la Débitrice pour sa part est sujette à l'obtention de garanties financières.

[41] Quant à la réorganisation du capital-actions de la Débitrice aux termes de la Proposition, la Requête en approbation résume comme suit les conditions de la Proposition :

> 46. The Aurora Re-Re-Re-Amended Proposal contemplates, inter alia, the following:
>
> > a) The cancellation of all Existing Common Shares and Existing Securities of the Debtor and the subscription by Aurora or its designee for the New Common Shares of the Debtor;

500-11-049170-158 PAGE : 7

[...]

47. The implementation of the Aurora Re-Re-Amended Proposal is conditional upon, inter alia, the realization of the following operations:

a) with respect to all Existing Common Shares:

i. the reorganization of all Existing Common Shares into shares redeemable for cancellation by the Debtor for the aggregate price (for all Existing Common Shares in their totality) of $1;

e) such other amendments and/or restating of the Debtor's articles of incorporation as set forth in the Articles or Reorganization (Exhibit R-2).

[42] Les 31 janvier et 2 février 2017, le Syndic transmet au Surintendant et aux créanciers un avis d'audition de la Requête en approbation devant se tenir le 16 février 2017.

[43] Également le 2 février 2017, un contrat intitulé « Settlement & Support Agreement » est conclu entre Aurora et M. Agopian, Dr. Colin B. Bier et Mme Josée Bou-Samra relativement à la réorganisation proposée (« **l'Entente** »). Ces derniers sont les administrateurs de la Débitrice et ses actionnaires majoritaires (la « **Direction** »). Le Syndic et la Débitrice ne sont pas parties à l'Entente.

[44] L'Entente prévoit notamment :

a) que la Direction appuiera la Requête en approbation, s'opposera à toute contestation et fournira le support requis afin de faciliter la mise en œuvre de la Proposition et la transition requise à cette fin;

b) qu'Aurora reconnaît comme étant valable la réclamation de la Direction auprès de la Débitrice pour le paiement d'une somme de 60 000 $ pour

500-11-049170-158 PAGE : 8

services rendus à la Débitrice dans les six derniers mois, soit après le dépôt de l'avis d'intention de déposer une proposition (décrite dans l'Entente comme étant la « ***Post-Filing Pay Claim*** »). Aurora s'engage à payer jusqu'à concurrence de 60 000 $ à la Direction si le Syndic refuse cette réclamation, en tout ou en partie; et

c) le paiement de 750 000 $ en actions d'Aurora dont la Direction peut disposer à sa discrétion.

[45] Informés de l'audition de la Requête en approbation, les actionnaires minoritaires annoncent leur intention de contester la Requête en approbation.

[46] Le 16 février 2017, lors d'une conférence de gestion, le juge Castonguay ordonne aux actionnaires minoritaires de formuler leurs motifs de contestation par écrit.

[47] Le 22 février 2017, les actionnaires minoritaires déposent leurs contestations, lesquelles se lisent intégralement comme suit :

> **Au nom de Mme Kassie** :
>
> By depriving our client, purely and simply, of her standing to contest the Motion for approval of a proposal and of a reorganization under s. 191 of the Canada Business Corporations Act and for other reliefs, Section 191 (7) CBCA unreasonably violates her fundamental rights to be heard, to a fair hearing, to the respect of all principles of natural justice and the *audi alteram partem* rule, the whole contrary to Section 2 e) of the *Canadian Bill of Rights* (S.C. 1960, c. 44), the preamble of the *Constitution Act of 1867* and the preamble and Section 7 of the *Canadian Charter of Rights and Freedoms*. Therefore, our client will ask the Court to declare Section 191 (7) CBCA unconstitutional and inoperative;
>
> The proposal is unfair and unreasonable in that it is tantamount to an expropriation without compensation of the shareholders;
>
> The proposal is unfair and unreasonable in that all shareholders are not treated equally;
>
> **Au nom de 17 actionnaires minoritaires (ils sont maintenant 26, plus deux détenteurs d'options d'achat)** :
>
> The shareholders properly have an interest in the restructuring process of Peloton Pharmaceuticals inc., and their improper exclusion from this process constitutes a bar to the approval by the Court of any resulting proposal or plan of reorganization;
>
> The failure to satisfy the procedural requirements surrounding the vote to adjourn and the vote to vote on the proposal at the January 26, 2017 creditors' meeting

500-11-049170-158 PAGE : 9

> constitute a bar to the approval by the Court of the resulting proposal and plan of reorganization;
>
> The utter exclusion of the shareholders from the restructuring process of Peloton Pharmaceuticals inc. renders the proposal and reorganization fundamentally unfair and unreasonable; and
>
> The effects of the proposal and reorganization on the shareholders' rights renders the proposal and reorganization fundamentally unfair and unreasonable.

[48] Le 22 février 2017, Mme Kassie transmet un avis de contestation constitutionnelle en vertu de l'article 76 C.p.c. au Procureur général du Canada et au Procureur général du Québec indiquant son intention de contester la constitutionnalité et l'applicabilité de l'article 191 de la LCSA.

[49] Le 23 février 2017, le Syndic produit la Requête en irrecevabilité.

[50] Le Syndic allègue que la contestation des actionnaires minoritaires est irrecevable à sa face même et constitue un abus de procédure.

[51] Le 14 mars 2017, soit quelques jours avant l'audition de la Requête en irrecevabilité, les actionnaires minoritaires avisent le Syndic et la Débitrice qu'un éventuel investisseur est désireux d'obtenir l'information financière de la Débitrice lui permettant d'effectuer une vérification diligente en vue de déterminer s'il présentera une offre à la Débitrice. Les actionnaires minoritaires demandent donc, sans succès, accès à cette information afin de la transmettre à cet éventuel investisseur.

[52] Les 17 et 27 mars 2017, le Tribunal entend respectivement la Requête en irrecevabilité et, sous réserve de cette dernière, la Requête en approbation.

III. ANALYSE QUANT À L'IRRECEVABILITÉ

A. Principes applicables

[53] Le Syndic soulève deux motifs d'irrecevabilité :

a) les motifs de contestation sont très sommaires et vagues; et

b) les motifs de contestation sont irrecevables en droit puisque les actionnaires minoritaires n'ont pas d'intérêt pour s'opposer à la réorganisation découlant de la Proposition ni pour s'opposer à l'approbation de la Proposition.

[54] Le Syndic précise qu'il appuie sa demande d'irrecevabilité tant sur l'article 168 al. 1(3°) que sur l'article 168 al. 2 C.p.c. Il s'agit de deux fondements distincts.

500-11-049170-158 PAGE : 10

[55] Dans le premier cas, l'irrecevabilité doit être prononcée s'il est manifeste qu'une des parties n'a pas d'intérêt et, dans le deuxième cas, la procédure sera irrecevable si elle n'est pas fondée en droit, même en tenant les faits allégués pour avérés :

> 168. Une partie peut opposer l'irrecevabilité de la demande ou de la défense et conclure à son rejet dans l'une ou l'autre des circonstances suivantes:
>
> 1° il y a litispendance ou chose jugée;
>
> 2° l'une ou l'autre des parties est incapable ou n'a pas la qualité exigée pour agir;
>
> 3° l'une ou l'autre des parties n'a manifestement pas d'intérêt.
>
> Elle peut aussi opposer l'irrecevabilité si la demande ou la défense n'est pas fondée en droit, quoique les faits allégués puissent être vrais. Ce moyen peut ne porter que sur une partie de celle-ci. [...]
>
> (Nos soulignements)

[56] Quant à l'irrecevabilité pour absence manifeste d'intérêt, contrairement à l'irrecevabilité pour absence de fondement en droit, le Tribunal n'a pas à tenir les faits allégués pour avérés[7] :

> [49] Contrairement à l'étude de l'irrecevabilité pour absence de fondement en droit, le Tribunal n'a pas à tenir les faits allégués pour avérés lorsque l'irrecevabilité est demandée sur la base du défaut d'intérêt.
>
> [50] Cela dit, tel que mentionné dans le libellé de l'article 168 al. 1 (3) C.p.c., au stade de l'irrecevabilité, l'absence d'intérêt doit être manifeste.
>
>> 60 De ces dispositions, il se dégage que sur le fond de la demande en jugement déclaratoire, la partie requérante devra éventuellement démontrer un intérêt *suffisant* dans le droit revendiqué, mais qu'à l'étape des moyens préliminaires, sa demande sera rejetée seulement si son défaut d'intérêt paraît *manifeste*, le juge n'ayant pas alors à pousser aussi loin que le juge du fond son examen de la question de l'existence ou de la suffisance de l'intérêt.
>
> (Soulignements dans l'original) (Références omises)

[57] Quant aux critères pour faire droit à une demande en rejet en vertu de l'article 168 al. 2 C.p.c. au motif que la procédure n'est pas fondée en droit, ils sont bien connus :

a) le Tribunal doit tenir les faits allégués pour avérés, ce qui comprend les pièces déposées à son soutien. Seuls les faits allégués doivent être tenus pour avérer et non pas la qualification juridique de ces faits;

---

7 *East Broughton (Municipalité d') c. Sables Olimag inc.*, 2016 QCCS 3543, par. 49 à 51.

500-11-049170-158 PAGE : 11

b) le Tribunal doit agir avec prudence et ne pas mettre fin prématurément à une instance ou ne pas rejeter prématurément une défense;

c) il faut une situation claire et évidente ne laissant aucun doute sur l'irrecevabilité de la procédure avant de la déclarer irrecevable;

d) il ne s'agit pas, à ce stade, d'évaluer les chances de succès de la procédure, mais plutôt de décider si les allégations en cause sont susceptibles de donner éventuellement ouverture aux conclusions recherchées; et

e) en cas de doute, il faut laisser à la partie visée par une demande en rejet la chance d'être entendue sur le fond et il appartiendra alors au juge du fond de décider, après avoir entendu la preuve et les plaidoiries, si la demande ou la défense a été prouvée.

[58] Dans *Canada (Procureur général) c. Confédération des syndicats nationaux*, la Cour suprême précise que pour que les faits allégués puissent être considérés et tenus pour avérés, encore faut-il qu'ils apparaissent à la procédure en cause[8] :

> [21] Dans ce contexte, le juge appelé à statuer sur la recevabilité d'un recours doit déterminer si les allégations *de fait* énoncées dans la requête introductive d'instance sont « de nature à donner ouverture aux conclusions recherchées » par le demandeur (Association provinciale des constructeurs d'habitations du Québec inc., par. 14). Dans tous les cas, pour que le tribunal soit fondé à conclure à l'irrecevabilité, il faut que tous les éléments de fait à considérer apparaissent à la requête introductive d'instance et que l'application de la règle de droit pertinente à ces éléments ne soit pas discutable (H. Reid et C. Carrier, *Code de procédure civile du Québec* : jurisprudence et doctrine (30e éd. 2014), par. 165/200).
>
> (Nos soulignements)

B. Application en l'espèce

1. Caractère vague et sommaire de la contestation

[59] Il est vrai que la formulation des motifs de contestation des actionnaires minoritaires est succincte. Néanmoins, malgré leur facture sommaire, le Syndic a été en mesure d'y répondre et le Tribunal estime qu'il ne s'agit pas en l'espèce d'un motif qui justifie en soi le rejet de la contestation.

2. Absence d'intérêt des actionnaires minoritaires

[60] La nécessité d'avoir un intérêt pour présenter une demande en justice est prévue à l'article 85 C.p.c. qui énonce que celui qui forme une demande en justice « *doit y avoir*

---

[8] *Canada (Procureur général) c. Confédération des syndicats nationaux*, 2014 CSC 49, par. 21.

500-11-049170-158 PAGE : 12

un intérêt suffisant ». Cet article reprend essentiellement dans son principe l'article 55 de l'ancien *Code de procédure civile*.

[61] L'intérêt aux termes de l'article 85 C.p.c. se définit comme étant l'avantage qu'une partie retirera de sa procédure, si elle est fondée.

[62] Dans *Noël c. Société d'énergie de la Baie James*, le juge LeBel qui rend le jugement pour la Cour suprême précise que l'intérêt doit être direct et personnel ainsi que né et actuel, et non simplement hypothétique[9] :

> [37] Une lecture rapide des textes du *Code de procédure civile* pourrait inviter à conclure que ce litige trouve une solution simple dans l'art. 55. Celui-ci retient une définition large de l'intérêt juridique qu'il faut qualifier de suffisant lorsqu'il correspond à un intérêt juridique, directe et personnel, et né et actuel (voir Ferland et Emery, *op. cit.*, p. 89 et suiv.; voir aussi *Jeunes Canadiens pour une civilisation chrétienne c. Fondation du Théâtre du Nouveau-Monde*, [1979] C.A. 491, p. 493). Suivant ses prétentions, l'appelant se trouve lésé par la sentence arbitrale. Son intérêt à faire casser celle-ci est personnel, né et actuel. Il s'agit d'un intérêt juridique reconnu, si l'on s'en tient au seul texte de l'art. 55 *C.p.c.*
>
> [38] Le concept d'intérêt procédural réfère toutefois au droit substantiel. Il faut alors se garder de l'apprécier, dans la mise en œuvre de l'art. 33, en recourant à une analyse purement textuelle de l'art. 55. L'existence d'un intérêt à intenter un recours judiciaire dépend de l'existence d'un droit substantiel. Il ne suffit pas d'alléguer qu'une procédure existe. L'on doit invoquer un droit susceptible d'être reconnu par les tribunaux. Ce caractère de la notion d'intérêt incite ainsi à l'examen du droit substantiel d'où provient le droit d'action exercé. C'est ici que se situe le nœud de cette affaire.
>
> (Nos soulignements)

[63] En somme, l'intérêt s'analyse en fonction des conclusions recherchées et la décision à intervenir aux termes de la procédure doit apporter un remède à la partie qui prétend avoir un intérêt[10].

[64] L'intérêt ne se présume pas. S'il n'est pas spécifiquement plaidé, il doit nécessairement s'inférer de la procédure. Une allégation vague et générale de préjudice ou de la présence d'un intérêt économique ne suffit pas à fonder l'intérêt d'une personne.

[65] Ici, le Syndic soumet que vu l'état d'insolvabilité de la Débitrice et le fait que ses actions sont sans valeur, l'absence d'intérêt des actionnaires minoritaires pour

---

9 *Noël c. Société d'énergie de la Baie James*, 2001 CSC 39, par. 37-38.

10 *Jeunes canadiens pour une civilisation chrétienne c. La Fondation du théâtre du Nouveau Monde*, [1979] C.A. 491, p. 493.

500-11-049170-158 PAGE : 13

contester la réorganisation proposée est reconnue de façon claire et sans équivoque par la Cour d'appel dans l'affaire *Forest c. Raymor Industries inc.*[11]

[66] Dans cette affaire, certains actionnaires de Raymor s'opposaient à sa réorganisation découlant de la proposition concordataire acceptée lors d'une assemblée des créanciers.

[67] La réorganisation de Raymor était proposée en vertu de l'article 192 de la *Business Corporations Act*[12] de l'Alberta (« BCAA ») et visait notamment l'annulation de toutes les actions ordinaires et privilégiées autorisées et non émises de Raymor. Comme le souligne le juge Déziel qui rend le jugement en première instance, l'article 192 de la BCAA est au même effet que l'article 191 de la LCSA.

[68] Le juge Déziel conclut que les actionnaires n'ont pas d'intérêt pour s'opposer à la réorganisation puisqu'ils n'ont pas d'intérêt économique dans la société insolvable[13] :

> [70] La jurisprudence a constamment reconnu ce principe à l'effet que, puisque les actionnaires n'ont pas d'intérêt économique dans la société insolvable, ils ne peuvent faire échec à la proposition ou l'arrangement envisageant la réorganisation du capital-actions bénéfique à la société et à l'ensemble des parties intéressées [...]

[69] Dans un très court arrêt, la Cour d'appel confirme qu'à la face même du dossier, le juge Déziel a eu raison de conclure à l'absence d'intérêt des actionnaires en cause.

[70] La Cour d'appel adhère au raisonnement voulant que puisque la société est insolvable, les actions des actionnaires ne valent rien et ces derniers ne peuvent ainsi faire échec à une proposition ou une réorganisation qui serait à l'avantage des créanciers et de la société :

> [4] Le juge de première instance, citant les auteurs Martel, a conclu à l'absence d'intérêt des actionnaires existants, dont l'appelant, pour s'opposer à la réorganisation découlant de la proposition concordataire acceptée:
>
>> Non seulement les actionnaires ne sont-ils pas appelés à voter sur la réorganisation, mais en plus ils ne bénéficient pas du droit de dissidence. Le raisonnement derrière cette entorse à la protection statutaire des actionnaires est que, puisque la société est insolvable, leurs actions ne valent rien et il ne leur appartient pas de faire échec à une proposition ou un arrangement avec les créanciers qui sera à l'avantage de la société [...].
>
> [5] Ainsi que le soulignait le juge Paul Chaput dans l'affaire *Cable Satisfaction International Inc. v. Richter & Associés Inc.*, de telles réorganisations

---

[11] *Forest c. Raymor Industries inc.*, 2010 QCCA 578 (« ***Raymor*** »).

[12] RSA 2000, c. B-9.

[13] *Raymor Industries inc. (Proposition de)*, 2010 QCCS 376, par. 70.

500-11-049170-158 PAGE : 14

peuvent comporter une modification du capital-actions afin d'intéresser de nouveaux investisseurs :

> [76] The rationale for allowing such a reorganization appears plain; the corporation is insolvent, which means that on liquidation the shareholders would get nothing. In those circumstances, as described further below under the heading "Fair and Reasonable", there is nothing unfair or unreasonable in the court effecting changes in such situations without shareholder approval. Indeed, it would be unfair to the creditors and other stakeholders to permit the shareholders (whose interest has the lowest priority) to have any ability to block a reorganization.

[6] À la face même du dossier, le juge de première instance a donc eu raison de conclure à l'absence d'intérêt de l'appelant.

[71] Ici, le Tribunal s'estime lié par l'arrêt de la Cour d'appel.

[72] Par ailleurs, d'autres décisions confirment également l'absence d'intérêt des actionnaires de s'opposer à une réorganisation en vertu de la LCSA ou à un plan d'arrangement en vertu de la *Loi sur les arrangements avec les créanciers des compagnies*[14] dans une situation où la société débitrice est insolvable et que les actions n'ont aucune valeur.

[73] L'arrêt de la Cour d'appel dans *Raymor* est notamment appliqué par le juge Dumas dans l'affaire *Bouchard c. Société industrielle de décolletage et d'outillage (SIDO) ltée*[15]. Notons que le juge Dumas cite également l'affaire *Fiber Connections*[16] dans laquelle le juge Campbell de la Cour supérieure de justice de l'Ontario fait fi d'une convention unanime d'actionnaire qui prévoyait que la modification du capital-actions de la société ne pouvait avoir lieu que du consentement de tous les actionnaires :

> [55] La jurisprudence a reconnu que les actionnaires n'ont pas d'intérêt économique dans la société insolvable, qu'ils ne peuvent faire échec à la proposition ou l'arrangement envisageant la réorganisation du capital-actions bénéfique à la société et à l'ensemble des parties intéressées :
>
> > « [76] The rationale for allowing such a reorganization appears plain; the corporation is insolvent, which means that on liquidation the shareholders would get nothing. In those circumstances, as described further below under the heading "Fair and Reasonable", there is nothing unfair or unreasonable in the court effecting changes in such situations without shareholder approval. Indeed, it would be unfair to the creditors and other stakeholders to permit the shareholders (whose interest has the lowest priority) to have any ability to block a reorganization.

---

14 L.R.C. 1985, c. C-36 (« **LACC** »).

15 *Bouchard c. Société industrielle de décolletage et d'outillage (SIDO) ltée*, 2010 QCCS 5997, par. 55 à 61.

16 *Fiber Connections Inc. v. SVCM Capital Ltd.*, 2005 CanLII 63760.

500-11-049170-158 PAGE : 15

[...]

[143] Where a company is insolvent, only the creditors maintain a meaningful stake in its assets. Through the mechanism of liquidation or insolvency legislation, the interests of shareholders are pushed to the bottom rung of the priority ladder. The expectations of creditors and shareholders must be viewed and measured against an altered financial and legal landscape. Shareholders cannot reasonably expect to maintain a financial interest in an insolvent company where creditors' claims are not being paid in full. It is through the lens of insolvency that the court must consider whether the acts of the company are in fact oppressive, unfairly prejudicial or unfairly disregarded. CCAA proceedings have recognized that shareholders may not have "a true interest to be protected" because there is no reasonable prospect of economic value to be realized by the shareholders given the existing financial misfortunes of the company: *Re Royal Oak Mines Ltd.*, *supra*, para. 4., *Re Cadillac Fairview*, [1995] O.J. 707 (Ont. Sup. Ct), and *Re T. Eaton Company, supra*. »

[56] Dans une autre décision, notre collègue Paul Chaput mentionne :

« [53] And, in the case of an arrangement proposed under the C.C.A.A., the shareholders of the debtor company cannot expect any advantage from the arrangement. As the company is insolvent, the shareholders have no economic interest to protect. More so when, as in the present case, the shareholders are not contributing to any of the funding required by the Plan. Accordingly, they have no standing to claim a right under the proposed arrangement. [...] »

[57] Dans le cadre d'une proposition, le juge Campbell a fait fi d'une convention unanime des actionnaires qui requérait le consentement d'un des actionnaires afin de modifier le capital-actions de la société visée par la proposition sous la L.F.I. :

« [21] The question then arises: can a shareholder who has no effective value to his shares successfully oppose a Proposal under the BIA simply because the variation of Agreement to implement the Proposal requires his consent to a revised share structure?

[...]

[41] Where the corporation is insolvent and the shareholders would, upon liquidation, get nothing, it would be unfair to creditors and other stakeholders to permit one shareholder with no economic interest to block a reorganization. The alternative would be bankruptcy and nothing for most of the creditors and all of the shareholders. (See Loewen Group Inc., Re, 2001 CanLII 28285 (ON SC), [2001] O.J. No. 5640 (Ont. S.C.J. [Commercial List]), paragraph 8 and Canadian Airlines Corp., Re, 2000 ABQB 442 (CanLII), [2000] A.J. No. 771 (Alta. Q.B.) at p. 74-79. »

500-11-049170-158 PAGE : 16

(Références omises)

[74] Dans l'affaire *Cable Satisfaction International Inc. v. Richter & Associés Inc.*[17], laquelle est citée avec approbation par la Cour d'appel dans *Raymor* ainsi que par le juge Dumas dans l'affaire *Bouchard*, le juge Chaput était appelé à approuver un plan d'arrangement et une réorganisation en vertu tant de la LACC que de la LCSA.

[75] Le juge Chaput explique que la proposition présentée aux créanciers prévoyait que les actionnaires obtiennent 2% du capital de la société aux termes de la réorganisation. Or, en assemblée, les créanciers modifient la proposition et retirent cette clause. Aux termes de la proposition adoptée, les actionnaires se retrouvent donc bredouilles.

[76] Malgré cette situation, le juge Chaput réitère que les actionnaires n'ont aucun intérêt financier à protéger puisque la société est insolvable, et ce, d'autant plus lorsqu'ils ne contribuent pas aux efforts en vue de financer la société autrement insolvable. Il retient que les actionnaires n'ont pas d'intérêt (« *standing* ») pour s'opposer au plan d'arrangement[18] :

> [53] And, in the case of an arrangement proposed under the C.C.A.A., the shareholders of the debtor company cannot expect any advantage from the arrangement. As the company is insolvent, the shareholders have no economic interest to protect. More so when, as in the present case, the shareholders are not contributing to any of the funding required by the Plan. Accordingly, they have no standing to claim a right under the proposed arrangement. As Paperny, J. wrote in *Re Canadian Airlines*:
>
> > [Paragraph 143] "Where a company is insolvent, only the creditors maintain a meaningful stake in its assets. Through the mechanism of a liquidation of insolvency legislation, the interests of shareholders are pushed to the bottom rung of the priority ladder. The expectations of creditors and shareholders must be viewed and measured against an altered financial and legal landscape. Shareholders cannot reasonably expect to maintain a financial interest in an insolvent company where the creditors' claims are not being paid in full. It is through the lens of insolvency that the court must consider whether the acts of the company are in fact oppressive, unfairly prejudicial or unfairly disregarded. CCAA proceedings have recognized that shareholders may not have "a true interest to be protected" because there is no reasonable prospect of economic value to be realized by the shareholders given the existing financial misfortunes of the company: *Royal Oak Mines Ltd., supra*, par. 4, *Re Cadillac Fairview Inc.* (March 7, 1995), Doc. B28/95 (Ont. Gen Div. [Continental List]) and *T. Eaton Company, supra*."
> >
> > (emphasis added)

---

[17] *Cable Satisfaction International Inc. v. Richter & Associés Inc.*, 2004 CanLII 28107.
[18] *Cable Satisfaction International Inc. v. Richter & Associés Inc.*, 2004 CanLII 28107, par. 49 à 53.

500-11-049170-158 PAGE : 17

> [Paragraph 170] "[...] "Where secured creditors have compromised their claims and unsecured creditors are accepting 13 cents on the dollar in a potential pool of unsecured claims totalling possibly in excess of $1 billion, it is not unfair that shareholders receive nothing."
>
> (emphasis added)
>
> (Nos soulignements au paragraphe 53)

[77] Pareillement, dans l'affaire *Beatrice Foods v. Merrill Lynch Capital Partners Inc.*, la réorganisation proposée prévoyait l'annulation de toutes les actions de la société en échange d'une contrepartie que les actionnaires estimaient insuffisantes :

> [5] The plan in essence, provides for the following:
>
> [...]
>
> (c) the cancellation of all issued and outstanding common shares and the issuance to the holder of such shares of:
>
> > (1) warrants entitling the holder to purchase new common shares at a specified exercise price; and
> >
> > (2) a right to purchase all issued new common shares at a fixed price for four weeks after implementation of the Plan.

[78] Le juge Houlden énonce que les actionnaires n'ont aucun *statut* pour s'opposer à la réorganisation[19] :

> [18] I have found that the common shares have no value. I agree with the applicant that, in these circumstances, the shareholders have no status to object to the plan. An order will therefore go as requested. [...]
>
> (Nos soulignements)

[79] Les actionnaires minoritaires plaident que ces décisions doivent être distinguées de l'espèce au motif qu'ici, la réorganisation prévoit le paiement de l'entièreté des créances et aucune contrepartie à l'annulation des actions de la Débitrice. Selon eux, le raisonnement voulant que les actionnaires ne puissent faire échec à une réorganisation ou à un arrangement ne vaut que si les créanciers ne voient pas la totalité de leurs créances payées aux termes de la réorganisation.

[80] Ils plaident que le fait qu'un investisseur soit disposé à payer la totalité des créances de la Débitrice démontre que l'insolvabilité de la Débitrice n'est que technique, et non véritable. Ainsi, il serait inexact selon eux de prétendre que leurs actions ne

---

19 *Beatrice Foods v. Merrill Lynch Capital Partners Inc.*, (1996), 43 CBR (4th) 10, par. 18 (non publiée sur CanLII).

500-11-049170-158 PAGE : 18

valent rien et le raisonnement fondant la jurisprudence constante précitée ne serait tout simplement pas valable en l'espèce.

[81] Même si l'argument est présenté de façon habile, le Tribunal ne peut y faire droit.

[82] En effet, rappelons que l'insolvabilité de la Débitrice n'est pas contestée en l'espèce. Ce n'est qu'aux termes de la réorganisation proposée, si elle est approuvée par le Tribunal, que les créanciers de la Débitrice ont l'espoir de voir leurs créances payées.

[83] En l'absence d'approbation de la Proposition, la Débitrice sera mise en faillite en application de l'article 61(2)a) de la *Loi sur la faillite et l'insolvabilité*.

[84] Dans un tel cas, aucune somme n'est disponible pour distribution aux actionnaires minoritaires; leurs actions ne valent effectivement rien et le Tribunal ne voit pas en quoi le fait que la Proposition permette le paiement en entier des créanciers justifie d'écarter la jurisprudence constante qui conclut à l'absence d'intérêt des actionnaires existants pour s'opposer à une proposition ou à une réorganisation dans de telles circonstances, d'autant plus lorsque l'insolvabilité de la société n'est pas contestée.

[85] Comme autre argument pour justifier leur intérêt en l'instance, les actionnaires minoritaires plaident que s'ils ne peuvent être entendus sur la Requête en approbation, personne ne viendra présenter une position contraire à celle du Syndic et des créanciers quant au caractère juste et raisonnable de la réorganisation découlant de la Proposition.

[86] De l'avis du Tribunal, il ne s'agit pas là de la définition d'un intérêt suffisant au sens du C.p.c. Ce n'est pas parce qu'une procédure n'est pas contestée que toute personne se disant intéressée dans le sort du litige peut intervenir pour faire valoir une position contraire au Tribunal. Comme mentionné précédemment et hormis les questions d'intérêt public, l'intérêt suffisant en droit doit être de nature juridique et il s'apprécie en fonction de l'avantage que la partie peut retirer de la décision.

[87] Le Tribunal souligne qu'il n'est pas inusité en droit qu'une personne se disant affectée par une décision n'ait néanmoins aucun intérêt pour agir. Il s'agit notamment de la situation en matière de droit du travail lorsqu'un syndicat jouit de l'exclusivité du mandat de représentation des membres du syndicat. Le salarié n'a aucun intérêt pour contester une sentence arbitrale qu'il prétend déraisonnable pour le seul motif que le syndicat se refuse à déclencher une procédure de contrôle judiciaire. Si le salarié se sent lésé, des recours sont à sa portée, mais il ne peut lui-même mener une procédure judiciaire en contrôle judiciaire visant la sentence arbitrale[20].

---

[20] *Noël c. Société d'énergie de la Baie James*, 2001 CSC 39.

500-11-049170-158 PAGE : 19

[88] En somme, pour les motifs déjà exposés, vu l'état d'insolvabilité de la Débitrice et l'absence de preuve voulant que les actions des actionnaires minoritaires aient une valeur, les actionnaires minoritaires n'ont aucun avantage à retirer de la décision que le Tribunal doit rendre sur la Requête en approbation. Leur contestation est donc irrecevable pour absence manifeste d'intérêt ainsi que parce qu'elle n'est pas fondée en droit.

[89] Selon toute vraisemblance, les actionnaires minoritaires veulent ici faire échec à la Proposition afin qu'une autre offre les avantageant économiquement puisse possiblement être proposée. Or, à supposer même qu'une telle offre éventuelle puisse être présentée, ce que la preuve ne suggère nullement, les actionnaires minoritaires n'ayant aucun droit à la dissidence, ils ne peuvent indirectement tenter de faire ce qu'ils ne peuvent faire directement.

IV. ARGUMENT CONSTITUTIONNEL

[90] Dans son avis communiqué au Procureur général du Canada en vertu de l'article 76 C.p.c. (« **Avis** »), Mme Kassie demande au Tribunal de déclarer le paragraphe 191(7) de la LCSA inconstitutionnel ou inopérant[21]. Ce paragraphe se lit comme suit :

> 191 (7) Les actionnaires ne peuvent invoquer l'article 190 pour faire valoir leur dissidence à l'occasion de la modification des statuts constitutifs conformément au présent article.

[91] L'Avis, qui comporte neuf paragraphes, énonce comme suit l'argument constitutionnel :

> 4. Section 191 (7) of the CBCA states that a shareholder is not entitled to dissent if an amendment to the articles of incorporation is effected under Section 191 CBCA;
>
> 5. According to the Court of Appeal in *Forest c. Raymor Industries inc.*, (2010 QCCA 578), by virtue of Section 191 (7) CBCA a shareholder has no standing to contest a reorganization made under Section 191 CBCA;
>
> 6. Therefore, Section 191 (7) CBCA entails that the Intervenant could have her shares expropriated without compensation, without having the right to be heard;
>
> 7. In all circumstances, administrative efficiency cannot outweigh the principles of natural justice and procedural equity;

21 L'Avis ayant été communiqué moins de 30 jours avant l'audition de la Requête en irrecevabilité, le Procureur général du Canada a renoncé au délai prévu à l'article 76 C.p.c.

500-11-049170-158 PAGE : 20

> 8. By depriving the Intervenant purely and simply of her standing to contest the Motion, Section 191 (7) CBCA unreasonably violates her fundamental rights to be heard, to a fair hearing, to the respect of ait principles of natural justice and the *audi alteram partem* rule, the whole contrary to Section 2 e) of the *Canadian Bill of Rights* (S.C. 1960, c. 44), the preamble of the *Constitution Act of 1867* and the preamble and Section 7 of the *Canadian Charter of Rights and Freedoms*;
>
> 9. Given the foregoing, the Intervenant intends to ask the Court to declare Section 191 (7) CBCA unconstitutional and inoperative;

[92] Malgré le libellé de son Avis, à l'audience, Mme Kassie précise son argument constitutionnel :

a) elle ne conteste pas la validité constitutionnelle du fait qu'en vertu du paragraphe 191(7) de la LCSA, les actionnaires n'ont pas droit à la dissidence à l'occasion de la modification des statuts constitutifs d'une société conformément à l'article 191 de la LCSA;

b) elle ne conteste pas la validité constitutionnelle du fait que les actionnaires n'ont pas droit de vote sur une proposition présentée à l'assemblée des créanciers; mais

c) toutefois, si l'interprétation donnée au paragraphe 191(7) de la LCSA fait en sorte qu'un actionnaire est privé d'être entendu à l'occasion d'une demande d'approbation auprès de la Cour supérieure d'une proposition ou d'une réorganisation en vertu de l'article 191 de la LCSA, il en découle alors une violation du droit des actionnaires d'être entendus prévu à l'alinéa 2e) de la *Déclaration canadienne des droits*[22].

[93] Contrairement à ce que laisse entendre l'Avis, Mme Kassie confirme également à l'audience qu'elle n'invoque pas de violation au préambule de la *Loi constitutionnelle de 1867*[23] ni au préambule et à l'article 7 de la *Charte canadienne des droits et libertés*[24]. Elle ne fait référence à ces dispositions qu'à titre illustratif quant à la définition des principes de justice naturelle, dont l'équité procédurale.

[94] Finalement, Mme Kassie indique qu'elle n'a aucune preuve à présenter au soutien de son argument constitutionnel. Il s'agit essentiellement d'un argument en droit.

[95] Compte tenu de ce qui précède, le Tribunal se prononce ici au fond sur l'argument dit constitutionnel.

[96] Or, le Tribunal est d'avis que cet argument doit échouer et voici pourquoi.

---

22 SC 1960, c 44.

23 30 & 31 Vict., c. 3 (R.U.).

24 Partie I de la *Loi constitutionnelle de 1982*, Annexe B de la *Loi de 1982 sur le Canada* (R.-U.), 1982, c. 11.

500-11-049170-158 PAGE : 21

[97] L'alinéa 2e) de la *Déclaration canadienne des droits* prévoit ce qui suit :

> 2. Toute loi du Canada, à moins qu'une loi du Parlement du Canada ne déclare expressément qu'elle s'appliquera nonobstant la *Déclaration canadienne des droits*, doit s'interpréter et s'appliquer de manière à ne pas supprimer, restreindre ou enfreindre l'un quelconque des droits ou des libertés reconnus et déclarés aux présentes, ni à en autoriser la suppression, la diminution ou la transgression, et en particulier, nulle loi du Canada ne doit s'interpréter ni s'appliquer comme
>
> [...]
>
> e) privant une personne du droit à une audition impartiale de sa cause, selon les principes de justice fondamentale, pour la définition de ses droits et obligations;

[98] Il est acquis que la *Déclaration canadienne des droits* ne fait pas à proprement parler partie de la *Constitution* du Canada, mais qu'il s'agit d'une loi quasi constitutionnelle.

[99] Dans *Bell Canada c. Association canadienne des employés de téléphone*, la Cour suprême précise que le contenu des exigences de l'alinéa 2e) est établi en fonction des principes de justice naturelle reconnus en common law. La Cour suprême décide dans cette affaire qu'en l'absence de prétentions voulant que les garanties visées à l'alinéa 2e) diffèrent des exigences d'équité procédurale en common law, il n'est pas nécessaire d'examiner séparément la *Déclaration canadienne des droits*[25] :

> [28] [...] L'alinéa 2e) de la *Déclaration canadienne des droits* prévoit qu'une partie a droit à « une audition impartiale de sa cause, selon les principes de justice fondamentale ». Les tribunaux canadiens ont conclu que le contenu des exigences de l'al. 2e) est établi en fonction des principes de justice naturelle reconnus en common law (*Singh c. Ministre de l'Emploi et de l'Immigration*, 1985 CanLII 65 (CSC), [1985] 1 R.C.S. 177, p. 229-230; *Canada (Procureur général) c. Central Cartage Co.*, 1990 CanLII 8009 (FCA), [1990] 2 C.F. 641 (C.A.), p. 663-664). Les parties n'ayant pas laissé entendre que les garanties d'indépendance et d'impartialité visées à l'al. 2e) différeraient en l'espèce des exigences de l'équité procédurale en common law, il n'est pas nécessaire que nous examinions séparément la *Déclaration canadienne des droits*.

[100] Or, même s'il fallait examiner séparément la *Déclaration canadienne des droits*, il n'en demeure pas moins que pour que le droit d'une personne à une audition impartiale de sa cause puisse s'enclencher, encore faut-il qu'une cause au sens où l'entend cette garantie existe.

---

25 *Bell Canada c. Association canadienne des employés de téléphone*, 2003 CSC 36, par. 28.

500-11-049170-158 PAGE : 22

[101] À cet effet, il est reconnu que l'alinéa 2e) ne crée qu'un droit procédural, et non pas un droit substantif à une audition[26].

[102] Le juge LeBel qui écrit pour les juges majoritaires dans l'affaire *Kazemi* explique que l'alinéa 2e) de la *Déclaration canadienne des droits* n'est pas constitutif d'un droit autonome à une audition, mais qu'il garantit uniquement, le cas échéant, le déroulement équitable des audiences[27] :

> [114] Le procureur général du Canada soutient de plus que, en tout état de cause, l'al. 2e) de la *Déclaration des droits* ne confère pas un droit d'accès aux tribunaux ou un droit d'intenter une poursuite, mais uniquement un droit procédural à la justice naturelle dans le cadre d'un processus juridictionnel existant. Ainsi, lorsqu'il n'existe aucun processus ou quand la loi empêche les tribunaux canadiens d'exercer leur compétence juridictionnelle, comme dans la présente espèce, l'al. 2e) ne s'applique pas.
>
> [...]
>
> [116] Je conviens avec le procureur général du Canada qu'il faut rejeter la contestation fondée sur l'al. 2e) de la *Déclaration des droits* parce que cette disposition ne crée pas un droit autonome à un procès équitable dans les cas où la loi ne prévoit pas autrement l'existence d'un tel procès. Cet alinéa garantit plutôt l'équité dans le contexte d'une audience tenue devant une cour de justice ou un tribunal administratif au Canada.
>
> [117] Dans l'arrêt *Authorson c. Canada* (Procureur général), 2003 CSC 39 (CanLII), [2003] 2 R.C.S. 40, la Cour a jugé que l'al. 2e) de la *Déclaration des droits* n'imposait pas au Parlement l'obligation d'entendre les anciens combattants avant l'adoption d'une loi qui affecterait leurs intérêts financiers. La Cour a conclu que « [l]es garanties [conférées par la *Déclaration des droits*] ne jouent que dans le cadre de l'application de la loi à des situations individuelles dans une instance tenue devant une cour de justice, un tribunal administratif ou un organisme semblable » (par. 61). Ainsi, il a été jugé que l'al. 2e) ne s'applique que dans le contexte d'une instance tenue devant une cour de justice ou un tribunal administratif; il ne crée pas de droit à une audience là où il n'en existe pas déjà un par application de la loi.
>
> (Nos soulignements)

[103] Ici, l'argument des actionnaires minoritaires est circulaire.

[104] En effet, ayant décidé que les actionnaires minoritaires n'ont pas d'intérêt à s'opposer à la Requête pour approbation, le Tribunal est d'avis que l'alinéa 2e) de la *Déclaration canadienne des droits* ne peut leur être d'aucun secours.

---

26 *Amaratunga c. Organisation des pêches de l'Atlantique Nord-Ouest*, 2013 CSC 66, par. 61.

27 *Kazemi (Succession) c. République islamique d'Iran*, 2014 CSC 62, par. 29 et 116-117.

500-11-049170-158 PAGE : 23

[105] Autrement dit, puisque le Tribunal conclut à l'absence d'intérêt des actionnaires minoritaires de s'opposer à la Requête en approbation, aucune cause n'existe et ils ne peuvent avoir été privés de leur droit à une audition impartiale de leur cause, selon les principes de justice naturelle.

[106] Ceci suffit à disposer de cet argument.

V. ANALYSE QUANT À LA REQUÊTE EN APPROBATION

A. Principes applicables

[107] Dans *Network Infrastructure Inventory [N(I)2] Inc. c. Trewern Services Ltd.*, citant notamment l'arrêt *Chan (Proposition de)*[28] de la Cour d'appel, la juge Corriveau résume le cadre d'analyse qui s'impose au Tribunal relativement à une demande d'approbation d'une proposition concordataire en vertu de l'article 59 de la *Loi sur la faillite et l'insolvabilité*.

[108] En somme, cet exercice est discrétionnaire et que le Tribunal doit considérer trois types d'intérêts, soit ceux du débiteur, de l'ensemble des créanciers ainsi que l'intérêt du public et la moralité commerciale. Le Tribunal approuvera la proposition s'il est d'avis qu'elle est raisonnable, est destinée à avantager l'ensemble des créanciers et est faite de bonne foi[29] :

> [50] L'exercice auquel un Tribunal doit se soumettre pour déterminer si les conditions d'une proposition sont raisonnables ou non ou qu'elles ne sont pas à l'avantage de l'ensemble des créanciers est discrétionnaire.
>
> [51] Cependant, tel que le précisent les auteurs Houlden, Morawetz et Sarra, l'exercice de cette discrétion est balisé. Le Tribunal doit considérer trois types d'intérêts, soit ceux du débiteur, de l'ensemble des créanciers ainsi que l'intérêt du public et la moralité commerciale.
>
>> [...] In deciding whether the proposal should be approved, the court must take the following interests into account: (a) the interests of the debtor in making a settlement with creditors; (b) the interests of creditors in procuring a settlement that is reasonable and that does not prejudice their rights; and (c) the interests of the public in the fashioning of a settlement that preserves the integrity of the bankruptcy process and complies with the requirements of commercial morality
>>
>> [...]
>>
>> Under s. 59(2), the court, before it can approve a proposal, must be satisfied : (a) that the terms are reasonable; (b) that the terms are

---

[28] *Chan (Proposition de)*, 2007 QCCA 727, par. 13 à 16.

[29] *Network Infrastructure Inventory [N(I)2] Inc. c. Trewern Services Ltd.*, 2015 QCCS 1617, par. 50 à 52.

500-11-049170-158 PAGE : 24

> calculated to benefit the general body of creditors; and (c) that the proposal is made in good faith. [...] (nos soulignés)

[52] Ainsi, le juge Gascon, alors à la Cour supérieure, dans une décision maintes fois citée par les tribunaux, résume l'exercice auquel doit se livrer un Tribunal pour évaluer ces intérêts et pour disposer d'une demande d'approbation d'une proposition[30] :

> [17] Nothwithstanding this acceptance, Sections 58 and 59 provide that a court could still refuse to approve a proposal if its terms are not reasonable or are not calculated to benefit the general body of creditors.
>
> [18] For the purposes of making this assessment, the case law has long recognized that three interests must be considered by a court on an application to approve a proposal:
>
> a) the interest of the debtor;
>
> b) the interest of the creditors generally; and
>
> c) the interest of the public with respect to the integrity of the bankruptcy legislation.
>
> [19] According to this jurisprudence, the main guidelines to be followed by a court in this respect can be summarized as follows:
>
> a) the burden of proof to convince a court to approve a proposal rests upon the debtor;
>
> b) in deciding whether or not to approve a proposal, a court must weigh the effects of approving the proposal and of not approving it;
>
> c) in the exercise of its discretion in assessing the reasonableness of an approval, a court must be convinced that the creditors will obtain some advantage over bankruptcy;
>
> d) in making this assessment, the conduct of the debtor is a factor to be considered; if there is any suggestion of collusion or secret advantage, the matter should be particularly scrutinized;
>
> e) in assessing the reasonableness of a proposal and in weighing these three interests, a court will be influenced by the level of recovery for the unsecured creditors; when the amounts offered to unsecured creditors are minimal and the payout represents a small fraction of what is owed to them, it will be taken into account in the analysis;

---

[30] *Magi (Syndic de)*, 2006 QCCS 5129.

500-11-049170-158 PAGE : 25

> f) similarly, when the circumstances seem to indicate that an investigation under the BIA will assist in clarifying otherwise cloudy issues in the context of the proposal, it is a factor that will influence the exercise of the discretion of a court.

[109] Dans *Chan (Proposition de)*, la Cour d'appel précise que la déférence du Tribunal est requise quant à la proposition lorsque son approbation par les créanciers est presque unanime[31].

[110] Quant à l'approbation d'une réorganisation aux termes de l'article 191 de la LCSA, comme l'indique le juge Chaput dans l'affaire *Cable Satisfaction International Inc. v. Richter & Associés Inc.*, les principes applicables à cet égard sont similaires à ceux qui prévalent en vertu de la LACC[32] :

> [24] As summarized by Chief Justice McEachern of the B.C. Court of Appeal in *Northland Properties Limited v. Excelsior Life Insurance Co. of Canada*:
>
> > "The authorities do not permit any doubt about the principles to be applied in a case such as this. They are set out over and over again in many decided cases and may be summarized as follows:
> >
> > (1) There must be strict compliance with all statutory requirements (it was not suggested in this case that the statutory requirements had not been satisfied);
> >
> > (2) All material filed and procedures carried out must be examined to determine if anything has been done which is not authorized by the C.C.A.A.;
> >
> > (3) The plan must be fair and reasonable.
>
> [25] The same principles apply to an application in the case of a reorganization under Section 191 C.B.C.A. In *re Doman Industries Ltd.*, Tysoe, J. writes :
>
> > "It was common ground between counsel on this application that the test to be applied by the Court under s. 191 of the *CBCA* is similar to the test applied in deciding whether to sanction a reorganization plan under the *CCAA*; namely:
> >
> > (1) there must be compliance with all statutory requirements;
> >
> > (2) the debtor company must be acting in good faith;

---

31 *Chan (Proposition de)*, 2007 QCCA 727, par. 16.

32 *Cable Satisfaction International Inc. v. Richter & Associés Inc.*, 2004 CanLII 28107, par. 24-25. Les énoncés du juge Gascon, alors à la Cour supérieure, dans *AbitibiBowater inc. (Arrangement relatif à)*, 2010 QCCS 4450, par. 92, sont également au même effet.

500-11-049170-158 PAGE : 26

> (3) the capital restructuring must be fair and reasonable.

[111] Ainsi, afin d'approuver la réorganisation proposée en vertu de l'article 191 de la LCSA :

a) toutes les exigences statutaires doivent être satisfaites;

b) la société débitrice doit agir de bonne foi; et

c) la réorganisation doit être juste et raisonnable.

[112] Quant au troisième critère, il est acquis que la détermination de ce qui est juste et raisonnable dépend des circonstances de chaque cas et que le Tribunal dispose d'une discrétion à cet égard.

[113] Dans *AbitibiBowater inc. (Arrangement relatif à)*, le juge Gascon, alors à la Cour supérieure, rappelle que le rôle du Tribunal quant à la détermination du caractère juste et raisonnable d'une réorganisation n'est pas de rechercher la perfection. Il ajoute que le fardeau à satisfaire pour faire échec à une réorganisation proposée est lourd, surtout lorsqu'il a reçu un appui majoritaire important[33] :

> [33] Turning to the fairness and reasonableness of a *CCAA* Plan requirement, its assessment requires the Court to consider the relative degrees of prejudice that would flow from granting or refusing the relief sought. To that end, in reviewing the fairness and reasonableness of a given plan, the Court does not and should not require perfection.
>
> [34] Considering that a plan is, first and foremost, a compromise and arrangement reached, between a debtor company and its creditors, there is, indeed, a heavy onus on parties seeking to upset a plan where the required majorities have overwhelmingly supported it. From that standpoint, a court should not lightly second-guess the business decisions reached by the creditors as a body.
>
> [35] In that regard, courts in this country have held that the level of approval by the creditors is a significant factor in determining whether a *CCAA* Plan is fair and reasonable. Here, the majorities in favour of the *CCAA* Plan, both in number and in value, are very high. This indicates a significant and very strong support of the *CCAA* Plan by the Affected Unsecured Creditors of Abitibi.
>
> (Références omises)

---

33 *AbitibiBowater inc. (Arrangement relatif à)*, 2010 QCCS 4450, par. 92. Voir également les commentaires du juge Gascon dans *Magi (Syndic de)*, 2006 QCCS 5129, par. 18-19 et ceux de la juge Corriveau dans *Network Infrastructure Inventory [N(I)2] Inc. c. Trewern Services Ltd.*, 2015 QCCS 1617, par. 50 et 51.

500-11-049170-158 PAGE : 27

B. Application en l'espèce

[114] De la preuve, le Tribunal conclut que les modalités techniques de la loi quant aux avis et la tenue des assemblées des créanciers ont été suivies.

[115] Par ailleurs, ayant considéré l'ensemble des faits, l'intérêt de la Débitrice et de l'ensemble des créanciers, l'intérêt public et la moralité commerciale, le Tribunal est également d'avis que les autres critères applicables sont satisfaits.

[116] Selon l'enquête effectuée par le Syndic et tel que rapporté dans son rapport du 9 janvier 2017, les obligations de la Débitrice s'élèvent à plus de 6 066 000 $, et ce, sans compter les créances subséquentes au dépôt de l'avis d'intention de déposer une proposition. Or, les avoirs de la Débitrice et leur juste valeur de réalisation s'élèvent à peine à 788 200 $ selon l'évaluation de la Débitrice retenue par le Syndic.

[117] La Débitrice a présenté quatre propositions et le Syndic en a présenté trois en son nom. Toutes les propositions de la Débitrice visaient à préserver l'équité des actionnaires, mais n'offraient pas une garantie suffisante aux yeux des créanciers quant au paiement de leurs créances.

[118] Les créanciers ont préféré, à l'unanimité, la dernière proposition présentée par le Syndic au nom de la Débitrice basée sur l'offre d'Aurora, laquelle est la seule à être accompagnée d'une lettre de confort confirmant qu'une somme de près de 7 M$ est détenue en fidéicommis par le cabinet d'avocats d'Aurora, Bennett Jones LLP, et que Aurora a émis des instructions irrévocables de paiement de cette somme au Syndic si la Proposition est approuvée par les créanciers lors de l'assemblée du 26 janvier 2017.

[119] En comparaison, la dernière proposition présentée par la Débitrice prévoyait également le paiement des créanciers en entier. Toutefois, elle n'était accompagnée que d'une lettre de Me Neil H. Stein, du cabinet Stein et Stein, confirmant qu'il détenait en fidéicommis une somme d'environ 5 M$. Aucune instruction de paiement n'avait été donnée et Me Stein confirme simplement qu'il détient ces fonds en vue de démontrer la capacité financière de l'investisseur lui ayant transféré ces fonds. Par ailleurs, malgré ses efforts, la Direction n'a jamais pu obtenir un niveau de confort suffisant que les sommes étaient effectivement disponibles pour payer les créanciers.

[120] En somme, le Syndic et la Débitrice ont déployé tous les efforts requis dans les circonstances afin d'assurer non seulement que la Proposition soit à l'avantage des créanciers, mais également de la Débitrice et de l'ensemble des personnes intéressées ayant un intérêt économique en regard de la Débitrice.

[121] La Proposition a reçu l'appui unanime des créanciers. Le Syndic la recommande sans réserve et la Débitrice ainsi que ses actionnaires majoritaires et certains actionnaires minoritaires sont également en accord.

500-11-049170-158 PAGE : 28

[122] De plus, aucune alternative valable n'a été proposée. La seule autre alternative si la Proposition est rejetée sera la mise en faillite de la Débitrice[34]. La possibilité plus qu'hypothétique évoquée à l'audience voulant qu'une nouvelle proposition puisse éventuellement être formulée n'a aucun fondement.

C. Motifs de contestation des actionnaires minoritaires

[123] Ceci étant, malgré les conclusions du Tribunal quant à l'absence d'intérêt des actionnaires minoritaires pour s'opposer à la Requête en approbation, le Tribunal estime opportun en l'espèce d'examiner leurs motifs de contestation.

[124] Ainsi, de l'avis du Tribunal, s'il y avait un doute sur l'absence d'intérêt des actionnaires minoritaires au stade préliminaire, l'étude de leurs motifs de contestation confirme cette absence d'intérêt au fond.

[125] Les actionnaires minoritaires plaident que le Tribunal devrait rejeter la Requête en approbation au motif que la débitrice n'est pas de bonne foi et que la réorganisation n'est pas juste et raisonnable. Ils invoquent les arguments suivants :

a) les actionnaires minoritaires ont été tenus à l'écart du processus menant à l'adoption de la Proposition et à la réorganisation qui en découle;

b) l'article 173 LCSA ne prévoit pas la possibilité d'annuler les actions d'une société dans les circonstances de l'espèce; et

c) les actionnaires minoritaires ne sont pas traités équitablement par rapport aux actionnaires majoritaires puisqu'ils sont les seuls à ne rien tirer de la réorganisation.

[126] À supposer même que les actionnaires minoritaires aient l'intérêt suffisant pour s'opposer à la Requête en approbation, le Tribunal estime qu'aucun de ces reproches ne justifierait son rejet. En ce sens, la Requête en irrecevabilité relativement à la question de l'intérêt ne devient que théorique.

1. Objection à la preuve

[127] Avant d'aborder les motifs de contestation des actionnaires minoritaires, il y a lieu de disposer d'une objection à la preuve qu'ils ont formulée. Ils estiment que le contenu de deux lettres transmises par le procureur d'Aurora au procureur du Syndic les 2 et 23 mars 2017 constituent du ouï-dire que le Tribunal doit écarter. Or, de l'avis du Tribunal, ces lettres ne font que relater la position du procureur d'Aurora quant aux préoccupations de sa cliente et la réserve de ses droits si la Proposition n'est pas approuvée par le Tribunal. Le Tribunal peut prendre acte des représentations du procureur d'Aurora à cet égard, lesquelles ont d'ailleurs été réitérées à l'audience, sans que cela ne constitue une preuve par ouï-dire inadmissible.

---

[34] Art. 61(2)a) de la *Loi sur la faillite et l'insolvabilité*.

500-11-049170-158 PAGE : 29

[128] Cela dit, le Tribunal écarte tout propos dans les lettres qui tendraient à faire la preuve des ressources engagées par Aurora depuis l'adoption de la Proposition par les créanciers ou de tout préjudice subi par l'écoulement du temps, le cas échéant. Ainsi, l'objection est accueillie en partie.

2. Mise à l'écart des actionnaires minoritaires

[129] Les actionnaires minoritaires reprochent à la Débitrice et au Syndic de ne pas leur avoir signifié ou autrement transmis les avis, procédures et documents pertinents relatifs au processus ayant mené à l'adoption de la Proposition par les créanciers.

[130] Ils soumettent que ce n'est que par hasard qu'ils ont su que la Requête en approbation était présentable devant la Cour supérieure en février 2017.

[131] Or, tel que le souligne le Syndic, toutes les exigences de la loi ont été respectées en regard de la transmission des avis et autres documents prévus par la loi. Il n'y avait aucune obligation légale pour le Syndic de transmettre des avis individualisés aux actionnaires minoritaires ni de les solliciter personnellement.

[132] Les actionnaires minoritaires admettent que les exigences techniques de la loi ont été respectées, mais estiment qu'ils auraient néanmoins dû être sollicités.

[133] Comme conséquence de ce qu'ils qualifient comme étant leur « exclusion totale du processus de réorganisation de la Débitrice », ils disent avoir été privés de l'opportunité de chercher des investisseurs ou acheteurs potentiels, de collaborer en vue de faire une offre d'investissement et de commenter, critiquer ou collaborer dans la révision ou l'amendement de la proposition ayant été soumise aux créanciers.

[134] Or, ces exemples démontrent bien que les actionnaires minoritaires ne cherchent qu'à faire indirectement ce qu'ils ne peuvent faire directement, c'est-à-dire de voter sur une proposition ou d'avoir droit à la dissidence quant à la réorganisation de la Débitrice.

[135] Mais de toute manière, la preuve n'a pas été faite que les actionnaires minoritaires n'ont pu, avant l'adoption de la Proposition, apporter leur contribution s'ils estimaient avoir une contribution utile à offrir.

[136] D'emblée, le Tribunal remarque qu'au moins 14 des actionnaires minoritaires ont acquis leurs actions après le dépôt le 22 juillet 2015 de la requête en vue d'obtenir une ordonnance de séquestre par le plus important créancier de la Débitrice qui invoquait une créance de 1,4 M$. Ces actionnaires savaient ou auraient dû savoir qu'ils investissaient dans une entreprise en démarrage qui était déjà aux prises avec des difficultés financières.

[137] Par ailleurs, de la preuve, le Tribunal retient que M. Agopian, le président et chef de la direction de la Débitrice, s'est entretenu personnellement avec plusieurs des actionnaires minoritaires. De fait, M. Agopian, a fait la preuve de nombreux échanges

500-11-049170-158 PAGE : 30

de courriels, rencontres et conversations téléphoniques avec plusieurs des actionnaires minoritaires afin de discuter de la situation de la Débitrice, et ce, entre le dépôt de l'avis d'intention de déposer une proposition et l'adoption de la Proposition.

[138] D'ailleurs, une des trois offres d'investissement en actions reçues en octobre 2016 à la suite du processus d'appel d'offres lancé par le Syndic émane d'une entreprise représentée par M. Myers, l'un des actionnaires minoritaires en cause ici. Sa prétention voulant qu'il ait été tenu à l'écart n'a aucun fondement.

[139] Plusieurs des actionnaires minoritaires avec qui M. Agopian dit avoir discuté de la situation de la Débitrice nient avoir été sollicités ou avisés par M. Agopian après le 17 juin 2016 qu'ils pouvaient investir à nouveau dans la Débitrice. Or, selon la preuve retenue par le Tribunal, cette affirmation ne change pas le fait qu'ils ont été avisés de la situation d'insolvabilité de la Débitrice et du processus devant mener au dépôt d'une Proposition. Il leur appartenait de prendre les moyens requis pour protéger leur investissement si tel était leur souhait.

[140] Particulièrement, quant à Mme Kassie, la preuve documentaire établit clairement qu'elle était avisée du dépôt de l'avis d'intention de déposer une proposition et des démarches en cours. Le fait que Mme Kassie témoigne ne pas avoir compris ce que ce processus impliquait ou qu'elle ait été rassurée par les propos de M. Agopian qui avait bon espoir de trouver une résolution satisfaisante pour l'ensemble des actionnaires n'y change rien. D'ailleurs, dans un courriel du 9 février 2017 qu'elle transmet à M. Agopian, elle indique bien savoir que, par nature, son investissement ne pouvait être garanti (« *no one can guarantee investments...* »).

[141] Cela suffit de l'avis du Tribunal à écarter l'argument des actionnaires minoritaires voulant qu'ils aient été exclus du processus de réorganisation de sorte à rendre la réorganisation inéquitable et déraisonnable.

[142] Le fait que M. Agopian n'ait pas contacté la totalité des actionnaires minoritaires n'y change rien puisqu'il n'avait pas cette obligation.

3. Annulation des actions de la Débitrice

[143] Conformément au paragraphe 191(2) de la LCSA, il est acquis qu'une réorganisation sous l'article 191 de la LCSA peut effectuer dans les statuts de la société les modifications prévues à l'article 173 de la LCSA.

[144] Se fondant sur l'affaire *Shermag*[35], les actionnaires minoritaires plaident « *qu'il est loin d'être clair* » que la LCSA permet l'annulation des actions de la Débitrice sans l'approbation des actionnaires.

---

[35] *Shermag inc. (Arrangement relatif à)*, 2009 QCCS 537 (« ***Shermag*** »).

500-11-049170-158 PAGE : 31

[145] Or, de l'avis du Tribunal, une telle réorganisation du capital-actions est permise en l'espèce.

[146] Dans l'affaire *Raymor*, citant *Canadian Airlines Corporation*[36] et se référant aux dispositions pertinentes de la *Business Corporations Act*[37] de l'Alberta dont le libellé est au même effet que celles de la LCSA[38], le juge Déziel s'exprime comme suit à ce sujet[39] :

> [43] Ainsi, l'article 192 ABCA, comme l'article 191 LCSA pour les sociétés constituées sous la LCSA, prévoient expressément la possibilité de réorganiser le capital-actions d'une société dans le cadre de l'approbation d'une proposition sous la LFI.
>
> [...]
>
> [48] Ainsi, la réorganisation envisagée dans l'affaire *Canadian Airlines* était très similaire à la Réorganisation envisagée en l'espèce.
>
> [49] Dans cette affaire, la juge Paperny a conclu qu'il y a deux conditions afin qu'une réorganisation sous l'article 185 ABCA (maintenant 192 ABCA) soit approuvée par le tribunal :
>
> a. que la société soit « subject to an order for reorganization »;
>
> b. que les amendements proposés soient autorisés par l'article 167 ABCA (maintenant 173 ABCA).
>
> [...]
>
> [51] Quant à la deuxième condition, dans l'affaire Canadian Airlines, la juge Paperny a conclu que la réorganisation envisagée correspondait à des amendements permis par le paragraphe 167(1) ABCA (maintenant 173(1) ABCA) :
>
> [...]
>
> [53] Ainsi, la Réorganisation (R-38) est expressément permise par l'ABCA et les conditions afin qu'elle soit approuvée sont rencontrées.
>
> [54] Dans l'affaire *Canadian Airlines*, <u>certains actionnaires ont suggéré que l'effet de la réorganisation envisagée, soit la conversion de toutes les actions</u>

---

36 *Canadian Airlines Corp. (Re)*, 2000 ABQB 442, par. 67 et 74 à 76.

37 RSA 2000, c. B-9.

38 Pour faciliter la compréhension, le Tribunal précise que l'article 192 de la *Business Corporations Act* de l'Alberta correspond essentiellement à l'article 191 de la LCSA. Pour sa part, l'article 173 de la *Business Corporations Act* de l'Alberta correspond essentiellement à l'article 173 de la LCSA.

39 *Raymor Industries inc. (Proposition de)*, 2010 QCCS 376, par. 32, 54 et 55, confirmé en appel 2010 QCCA 578.

500-11-049170-158 PAGE : 32

ordinaires émises et en circulation en une seule action rachetable pour la somme de 1.00 $, était en fait l'annulation des actions ordinaires et que cela n'était pas permis par le paragraphe 167(1) ABCA (maintenant 173(1) ABCA); la juge Paperny a rejeté cet argument en concluant que la réorganisation envisagée ne violait pas le sous-paragraphe 167(1) ABCA (maintenant 173(1) ABCA).

[55] De plus, la juge Paperny conclut que la réorganisation envisagée rencontre en fait l'intention du législateur de permettre une réorganisation du capital-actions dans une situation d'insolvabilité :

> [75] The architects of the business corporation act model which the ABCA follows, expressly contemplated reorganizations in which the insolvent corporation would eliminate the interest of common shareholders. The example given in the Dickerson Report of a reorganization is very similar to that proposed in the Plan:
>
> > For example, the reorganization of an insolvent corporation may require the following steps: first, reduction or even elimination of the interest of the common shareholders; second, relegation of the preferred shareholders to the status of common shareholders; and third, relegation of the secured debenture holders to the status of either unsecured Noteholders or preferred shareholders.
>
> (Nos soulignements)

[147] De la même manière, le juge Houlden de la Cour de justice de l'Ontario dans l'affaire *Beatrice Foods v. Merrill Lynch Capital Partners Inc.* conclut également que l'annulation des actions de la société dans le cadre d'une réorganisation sous l'article 191 de la LCSA est permise par l'article 173 de la LCSA[40].

[148] Il est exact que dans l'affaire *Shermag*[41], le juge Mongeon émet des doutes quant à savoir si l'article 173 de la LCSA permet l'annulation de l'ensemble des actions de la société et l'émission de nouvelles actions au bénéfice d'un seul des actionnaires existants.

[149] Or, cette affaire se distingue de la présente à plusieurs égards.

[150] Premièrement, le juge Mongeon n'est pas saisi d'une demande d'approbation d'une proposition ou d'un plan d'arrangement, mais d'une demande s'apparentant à une demande pour jugement déclaratoire alors qu'aucune proposition formelle n'est encore formulée.

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[40] *Beatrice Foods v. Merrill Lynch Capital Partners Inc.*, (1996), 43 CBR (4th) 10 (non publiée sur CanLII) (Comme indiqué précédemment, bien que les conditions de la réorganisation dans cette affaire prévoient une certaine contrepartie en échange de l'annulation des actions de la société, estimant cette contrepartie insuffisante, les actionnaires s'opposaient à la réorganisation). Au même effet, voir également *Forest c. Autorité des marchés financiers*, 2010 QCBDR 96, par. 121-122

[41] *Shermag*.

500-11-049170-158 PAGE : 33

[151] Deuxièmement, Shermag, la société débitrice, est constituée en vertu de la *Loi sur les compagnies du Québec* (telle qu'elle existait à l'époque), laquelle ne prévoit pas expressément une réorganisation du capital-actions sans l'approbation des actionnaires lorsqu'une compagnie est en situation d'insolvabilité.

[152] Troisièmement, l'hypothèse posée au juge Mongeon prévoit expressément l'annulation de la totalité des actions de Shermag, et l'émission de nouvelles actions directement au bénéfice d'un actionnaire existant. C'est ce qui fait dire au juge Mongeon que « *unequal treatment of shareholders is not the kind of result envisaged* » par l'article 173 de la LCSA[42].

[153] Ici, aux termes de la Proposition, c'est Aurora qui acquiert la totalité des actions de la Débitrice, et non pas un actionnaire existant. Ainsi, tous les actionnaires sont traités également[43].

[154] Quatrièmement, le juge Mongeon n'émet aucune conclusion définitive sur la légalité de la réorganisation en cause. Il conclut en fait son jugement comme suit :

> [103] In conclusion, I make no finding that the proposed share reorganization would be impossible under sections 191 and 173 CBCA although I express serious doubts in that respect, considering the imbalance of treatment of actual shareholders of Shermag.

[155] Ceci étant, il n'est pas nié par ailleurs en l'espèce qu'en vertu du paragraphe 191(7) de la LCSA, les actionnaires n'ont pas droit à la dissidence lors de la présentation d'une proposition en vertu de l'article 191 de la LCSA.

[156] Ainsi, de l'avis du Tribunal, la réorganisation du capital-actions de la Débitrice proposée ici est expressément permise par la LCSA.

4. Traitement équitable de l'ensemble des actionnaires

[157] Comme indiqué précédemment, aux termes de l'Entente conclue le 2 février 2017, soit après l'adoption de la Proposition :

a) Aurora reconnaît comme étant valable la *Post-Filing Pay Claim* de la Direction auprès de la Débitrice pour services rendus à cette dernière après le dépôt de l'avis d'intention de déposer une proposition. Aurora s'engage à payer jusqu'à concurrence de 60 000 $ à la Direction si le Syndic refuse cette réclamation, en tout ou en partie; et

b) Aurora paiera à la Direction 750 000 $ en actions d'Aurora dont la Direction peut disposer à sa discrétion.

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[42] *Shermag*, par. 35.

[43] De l'avis du Tribunal, le fait que les membres de la direction de la Débitrice se voient offrir des actions d'Aurora aux termes du Settlement & Support Agreement n'a pas pour effet de créer deux catégories d'actionnaires. Nous y reviendrons.

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[158] Les actionnaires minoritaires concèdent que l'Entente est tout à fait légale.

[159] Néanmoins, ils soumettent qu'il est injuste et déraisonnable qu'ils soient les seuls à ne rien recevoir aux termes de la Proposition. Cela leur fait dire que la Débitrice n'est pas de bonne foi et que les actionnaires de la Débitrice ne sont pas tous traités équitablement.

[160] Le Tribunal n'est pas de cet avis.

[161] D'abord, les conditions de la Proposition prévoient l'annulation de la totalité des actions de la Débitrice, y compris celles des actionnaires majoritaires. Ainsi, du point de vue de la réorganisation du capital-actions de la Débitrice, tous les actionnaires sont traités de la même façon.

[162] Cela dit, il s'avère que les trois actionnaires majoritaires sont également les trois uniques administrateurs de la Débitrice. Or, l'Entente prévoit que la Direction doit rendre des services à la Débitrice après l'approbation de la Proposition par le Tribunal, et ce, en sus de ses obligations qui découlent du jugement de la juge Turcotte du 20 décembre 2016 :

> **Préambule** :
>
> AND WHEREAS in consummation of the Amended Aurora Proposal and the transactions contemplated therein it is desirable for Aurora to obtain the support, consultation and cooperation of Management to facilitate the implementation of the transactions contemplated thereby and the orderly transition of the Business including the Facility, over and above, and without limitation to, the cooperation that Management is required to provide to the Interim Receiver pursuant to the Expanded Powers Order;"
>
> [...]
>
> **Article 1d)iii)** :
>
> Management undertakes, covenants and agrees:
>
> [. . .]
>
> iii)
>
> to provide any assistance reasonably required by Aurora to facilitate the fullest implementation of the Aurora Amended Proposal and the transactions contemplated thereby, including to execute such documents, provide such consultation, and provide such information and documents, as may be reasonably necessary to provide for the orderly transition of the Business including the Facility, as Aurora deems necessary, acting reasonably; including such support, consultation and cooperation as may be reasonably required following the Implementation Date;

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(Nos soulignements)

[163] Le Tribunal ne voit rien d'anormal, d'injuste ou de déraisonnable à ce que les membres de la Direction puissent présenter une réclamation pour services rendus à la Débitrice au cours des six derniers mois ou qu'ils reçoivent des actions d'Aurora aux termes de l'Entente pour des services à être rendus.

[164] Malgré les prétentions des actionnaires minoritaires, la preuve du traitement inéquitable des actionnaires ou de la mauvaise foi de la Débitrice ou de la Direction n'est pas établie.

[165] La somme de 60 000 $ et les actions d'Aurora ne sont ainsi pas versées aux trois membres de la Direction en leur qualité d'actionnaires, mais plutôt en leur qualité d'administrateurs et d'employés de la Débitrice et afin de les rémunérer pour les services rendus à la Débitrice après le dépôt de l'avis d'intention et pour les services devant être rendus en vue d'assurer la transition quant à l'administration de la Débitrice dans le cadre de la réorganisation.

D. Conclusion quant à la Requête en approbation

[166] Compte tenu de l'ensemble des circonstances, le Tribunal accueille la Requête en approbation. La Proposition ainsi que la réorganisation qui en découle sont justes et raisonnables, et ce, malgré l'impact sur les actionnaires.

VI. ABUS DE PROCÉDURE

[167] La Requête en irrecevabilité demandait également le rejet de la contestation des actionnaires minoritaires au motif qu'elle constitue un abus de la procédure en vertu de l'article 51 C.p.c.

[168] Dans *Pyrioux inc. c. 9251-7796 Québec inc.*, le juge Dufresne de la Cour d'appel rappelle qu'avant de conclure qu'un acte de procédure ou une demande en justice est abusif, on doit y déceler la présence d'un élément blâmable. Ceci étant, il peut néanmoins y avoir abus d'ester en justice sans que l'auteur de l'abus soit de mauvaise foi[44].

[169] Même si le Tribunal conclut à l'absence d'intérêt des actionnaires minoritaires et qu'il rejette la contestation des actionnaires minoritaires, le Tribunal estime que le Syndic n'a pas fait la preuve d'un abus de la procédure en l'espèce.

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[44] *Pyrioux inc. c. 9251-7796 Québec inc.*, 2016 QCCA 651, par. 26, citant *Acadia Subaru c. Michaud*, 2011 QCCA 1037 (requête pour autorisation de pourvoi à la Cour suprême rejetée, 12 janvier 2012, n° 34383), par. 42.

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the Debtor, its assets, its business and its operations as may be necessary to protect the rights of the Debtor' s creditors;

[188] **GRANT** the Interim Receiver all the powers necessary to initiate, prosecute and continue the prosecution of any and all proceedings it considers appropriate within the performance of its duties regarding the Debtor's property;

[189] **AUTHORIZE** the Interim Receiver to retain the services of any lawyer, or of any person or business in order to appropriately fulfil its functions;

[190] **ORDER** the Debtor, its directors, officers, agents, employees and representatives to cooperate with the Interim Receiver in the exercise of its powers granted pursuant to the terms of the present order;

[191] **DECLARE** that subject to the powers granted to the Interim Receiver, nothing herein contained shall require the Interim Receiver to occupy or to take control, or to otherwise manage all or any part of the Debtor's property. The Interim Receiver shall not, as a result of the order sought in the present motion, be deemed to be in possession of any of the Debtor's property within the meaning of environmental legislation, the whole pursuant to the terms of the BIA;

[192] **DECLARE** that the powers of the Interim Receiver shall be exercised pursuant to its sole discretion and judgment;

[193] **DECLARE** that section 215 of the BIA applies *mutatis mutandis*, and hence that no action lies against the Interim Receiver by reason of its appointment or the execution of the powers granted by the Court, except by leave of the Court. The entities related to the Interim Receiver or belonging to the same group as the Interim Receiver shall benefit from the protection arising under the present paragraph;

[194] **ORDONNE** l'exécution du présent jugement nonobstant appel et sans devoir fournir de caution ou de provision pour frais;

[195] **AVEC FRAIS DE JUSTICE** contre les actionnaires minoritaires.

Chantal Chatelain

CHANTAL CHATELAIN, J.C.S.

Me Denis Ferland
Me Gabriel Lavery Lepage
DAVIES WARD PHILLIPS & VINEBERG, S.E.N.C.R.L.
Avocats du syndic/séquestre intérimaire Raymond Chabot Inc.